Forest Laboratories, Inc.



Forest Laboratories 2009 Annual Report

Forest Laboratories, Inc.

FOREST LABORATORIES
2009 ANNUAL REPORT

Forest Laboratories develops, manufactures and markets pharmaceutical products principally in the United States and Europe. Forest's primary therapeutic markets include central nervous system disorders, hypertension, pulmonary disorders and pain management. Forest is currently developing additional compounds in these areas. Forest's principal products include Namenda® for the treatment of moderate and severe Alzheimer's disease; Lexapro®, an SSRI antidepressant for the treatment of depression and generalized anxiety disorder in adults and major depressive disorder in adolescents; Bystolic®, a beta-blocker for the treatment of hypertension; and Savella™ for the management of fibromyalgia.

In the United States, Forest's branded pharmaceutical products are marketed directly by the Company's Forest Pharmaceuticals, Forest Therapeutics, Forest Healthcare, Forest Ethicare and Forest Specialty Sales salesforces. The Company's generic products are marketed directly by its Inwood Laboratories, Inc. subsidiary.

In the United Kingdom, Ireland and certain export markets, Forest products are marketed by the Company's subsidiaries, Forest Laboratories U.K. and Forest Tosara Ltd.

Forest Laboratories common stock is traded on the New York Stock Exchange, trading symbol - FRX.

Net Revenues


3,922,782
3,836,329
3,441,785
2,962,390
3,159,639
2009 2008 2007 2006 2005

Net Income


767,743
967,933
454,103
708,514
838,805
2009 2008 2007 2006 2005

Research & Development*


661,294
670,973
941,003
410,431
293,659
2009 2008 2007 2006 2005

Stockholders' Equity


4,114,591
3,715,317
3,024,813
2,697,809
3,132,385
2009 2008 2007 2006 2005

*Fiscal 2007 includes a one-time charge of $476,000 related to the Cerexa acquisition.

Fiscal Year Ended March 31,	2009	**2008**
(In thousands, except per share data)		
Net revenues	**$3,922,782**	$3,836,329
Income before income tax expense	**970,534**	1,210,397
Income tax expense	**202,791**	242,464
Net income	**767,743**	967,933
Earnings per common and common equivalent share - diluted	**$2.52**	$3.06
Weighted average number of common and common equivalent shares outstanding - diluted	**304,400**	316,133



Forest, like all public companies, is viewed in various ways by different investors, depending on their objective and their focus. And then there is the way we look at ourselves, and that can often be different from how we are perceived from the outside. What thrills us sometimes elicits a yawn. What disappoints us is sometimes ignored or exaggerated.

We believe we have to maintain a long-term view and execute toward a company that is sound financially, solidly growing, with steadily increasing earnings, with the people and policies in place to assure realization and continuity of those objectives. We sometimes trip along the way, either because of changes in the world around us including regulatory unpredictability, or sometimes, rarely, I hope, due to our own errors, but more often because growth is never in a straight line.

However, consistent with our long-term strategy we, of course, recognize that many investors have shorter term objectives and we have to serve them also, but not with tricks like costly acquisitions which have the aura of great promise, but only the aura. And so we budget as best we can, not always successfully, to steadily increase earnings while our research and development expenses are inevitably going to increase because of the increasing projects that will assure our future growth, and increases in our marketing expenses as the products that result are being launched.

We are of course acutely aware of the expiration of our exclusivity on Lexapro in 2012, and we believe the development programs we are supporting will initially blunt the effect of that loss and ultimately, perhaps, after an acceptable pause, will more than compensate for the sales lost by patent expirations, and then surpass those sales. We expect to achieve that result through solid product acquisition and market development.

We believe executing that strategy depends on people and products. People first, because everything immediately and eventually depends on the right people, with the right skills and the right motivation, and that combined with a relevant and workable strategy is what enables us to obtain products and enables us to achieve the appropriate market share for our products.

Our strategy is not based on creating new molecules in our own laboratories for two reasons: first, because generally it takes too long, and it is too risky to start way back at the beginning. It's worth paying royalties and milestones to avoid two or three or more years of delay in having a product to market. We could develop new molecules on our own if we wanted to. We have the means, and the talent is available. But we've decided not to - at least for the time being.

And the second reason is because there are so many molecules developed by other companies that are available for licensing, products in various stages of development from the basic receptor concept on the blackboard all the way up to Phase III. There is a feast of products out there, of which we select only a few - the ones we think are the tastiest, like Savella, which we launched in February, and Bystolic, which we launched last year. They are available from biotech companies, from foreign companies, even from Big Pharma companies because the product doesn't fit into their budget or because they are abandoning certain product areas. We have a vigorous business development group that searches and identifies product opportunities. And we have two superb highly efficient groups that assure prompt and accurate scientific and marketing evaluation of possible product acquisitions. That facility – to identify and evaluate and obtain new product opportunities, is our alternative to creating new molecules. And we do it very well.

Other companies follow different strategies, some of which we believe may ultimately be futile or even damaging. Several years ago I had a meeting in Europe with the CEO of one of the major European pharmaceutical companies. I had an interest in a product that they had which I thought we might want to market in the United States. I met the CEO in his office and after a brief greeting, he ushered me into a large adjoining conference room. The room was dominated by a wall sized map of the world, and it had little light bulbs in every country in the world. He seated me facing the map, and he took a position standing next to what turned out to be the controls for all the bulbs on the map. "Today", he said, "We are doing business in 24 countries", and he pressed a button and the bulbs went on in 24 countries "and in two years we will be in 35 countries", and more bulbs were lit, "and in five years" he said in a growing crescendo "we will be in 46 countries", and still more bulbs were lit, and at the peak of his crescendo, "in 10 years we will be in 73 countries", and the map glistened with light bulbs all over the world.

He didn't say: "Our sales and our profits and share value are going to increase", either because it didn't matter or it was just assumed. He was clearly enthralled only by size, by the glory of being bigger and bigger and biggest.

And that lust for size, the playground of so many executives, and the emoluments of size, which has so often characterized industry in the United States and all over the world, is a significant cause of the worldwide economic disaster we are currently suffering: banks, investment firms, corporations, expanding into uncontrollable dimensions and not knowing what they were acquiring in their expansion; mergers and acquisitions resulting in bloated payrolls and factories and geography. And with it, the misplaced assumptions that management, motivation, competence and employee commitment and performance, on which real value ultimately depends, would just happen as a result of greater and greater size.

In fact, in so many cases just the opposite is true. That kind of growth, that is too rapid, often based on mergers and acquisitions with their inevitable dilution and operational disruption and internal rivalries, and rapid operational expansion at a rate that can't be managed, and all of it often depending on accumulated, burdensome debt, and overvalued, sometimes grossly overvalued, goodwill which sooner or later has to be adjusted, rarely ultimately benefits either employees or shareholders.

Clearly the pharmaceutical business begins with products, with basic research, with novel molecules which is ultimately how progress is made. And the basic research that results in products can be accomplished by larger companies or by small companies, of which there are many.

What distinguishes Forest is how we gain access to the results of that essential basic research. We are busy right now with two new products approved almost within a year of each other, a very significant achievement. They are completely new molecules, but not created by us. Bystolic was originally created by J&J; Savella was created by Pierre Fabre, a leading French company.

And we have a vigorous pipeline that will follow Bystolic and Savella, and assuredly there will be more and more products joining our pipeline. Even as I write, we are deep into exploring likely additions. We are a most desirable partner with a stellar history of successful partnerships and with the crucial resources, scientific, commercial, management, and financial strength.

Some products may have blockbuster potential, others will be more modest but their combined potential could more than compensate and exceed the lost sales due to upcoming patent expirations. And perhaps there is even a virtue in depending on a string of more modest products, rather than heavy dependence on one blockbuster product although, if we think we have one, we certainly won't hold it back.

The next product we expect to be able to bring to the market is ceftaroline, which we acquired through acquiring Cerexa in 2007. We acquired a complete company, with excellent scientists and administration, and it is now a center of antibiotic activity for us. We have successfully completed two Phase III studies for the first indication for ceftaroline for which we will be seeking approval, identified as "complicated skin and skin structure infections" which is in fact the largest single hospital indication for antibiotics. We have two Phase III studies ongoing for CAP, community acquired pneumonia, which should be completed by June. Assuming favorable CAP results we expect the NDA for both indications to be filed around the end of this year. It will be sold primarily by an expanded hospital salesforce.

Ceftaroline is one of the few drugs that is effective against MRSA, methacillin resistant Staphylococcus aureus, which has been causing so many deaths in the United States, more deaths than HIV - and still not under control. Ceftaroline is also effective against a broad range of other bacteria. But there are still bacteria ceftaroline is not effective against. In fact, all antibiotics have a limited range, and one of the principal reasons for the beta-lactam class of antibiotics (e.g. penicillins and cephalosporins) is beta-lactamase, an enzymatic defense developed by many bacteria which makes them resistant to beta-lactam antibiotics.

And so we are also developing ceftaroline combined with a novel beta-lactamase inhibitor, called NXL-104, which we licensed from Novexel, a French company. Beta-lactamase has the ability to actually destroy the beta-lactam antibiotic molecule before the antibiotic can have any effect on the bacteria.

When the beta-lactamase inhibitor is combined with the antibiotic, the antibiotic is effective where it had not been before. Our studies show that when ceftaroline is combined with NXL-104 it is active in microbiology experiments against several important bacteria that it had not been effective against before because of bacterial resistance - bacteria that today are very hard to treat and often are unsuccessfully treated. The ceftaroline/NXL-104 combination should be available perhaps a few years after ceftaroline is approved. We expect that the addition of NXL-104 will substantially increase the sales of ceftaroline.

The next product likely to become available within several years is linaclotide, currently in Phase III clinical trials for irritable bowel syndrome and for chronic constipation - two separate but related conditions. This is a primary care product. It was developed by scientists at Ironwood, our licensor, an American company with headquarters in Boston.

Irritable bowel syndrome and chronic constipation are both exceedingly uncomfortable conditions, and particularly irritable bowel syndrome which can be accompanied with severe abdominal pain. There is a lack of treatment options available now to treat those conditions. Until recently, there was a product available which achieved sales of $650,000,000 which had to be removed from the market for safety reasons. We believe that linaclotide has the potential to provide substantial symptom relief for patients with chronic constipation and constipation predominant irritable bowel syndrome.

Further, linaclotide is less likely to cause unwanted effects overall for the simple reason that it is not absorbed into the blood stream. Linaclotide blithely sails through the digestive minefield until it reaches the large intestine where it has its effect. It causes the large intestine to excrete fluids, and it is those fluids that relieve the symptoms of irritable bowel syndrome and chronic constipation. And at the same time it appears to affect the nerves in the intestinal area which may be in part how it relieves the abdominal pain that is particularly characteristic of irritable bowel syndrome. The Phase III studies for chronic constipation have already completed enrollment and the Phase III studies for irritable bowel syndrome are commencing.

Aclidinium is our inhaled long acting muscarinic antagonist for COPD - chronic obstructive pulmonary disease, essentially emphysema and chronic bronchitis. A few months ago we received the results of two one-year Phase III studies of aclidinium which although they demonstrated significant improvements compared to placebo treatment, they did not reach competitive levels of effectiveness. We are now doing additional studies using higher doses and more frequent dosing to increase the competitiveness of aclidinium. Those studies are planned to be completed and available for submission to the FDA in the next few years. We expect aclidinium, which is licensed from Almirall, the largest pharmaceutical company in Spain, to be an important franchise opportunity for us in the United States because of the breadth of the disease, the quality of our drug, the several combinations with it that we are planning, and because of the unique and most advanced inhalation device we will be utilizing.

Cariprazine is being developed for schizophrenia, bipolar mania, bipolar depression and treatment resistant depression - four very important conditions. If our clinical development programs advance as anticipated, it could be submitted for approval for its first two indications, schizophrenia and bipolar mania within a few years. Phase III studies for bipolar mania may be started later this year to be followed by Phase III studies in schizophrenia. Phase II studies for bipolar and treatment resistant depression will also be started later this year.

Regarding the treatment resistant depression studies for cariprazine, it is believed that the SSRIs like Lexapro and the SNRIs which are the mainstay treatments for many patients with major depression, deal only with a portion of the neuron chemical processes involved in depression. And that certain antipsychotics may have a valuable role in augmenting the therapy needed to more effectively deal with depression, especially severe depression. And so with cariprazine, we are conducting an extensive program of Phase II and Phase III studies. It is a large research undertaking, but one that can be immensely valuable for patients. Cariprazine is licensed from Gedeon Richter, located in Hungary and the largest pharmaceutical company in Eastern Europe.

Last October we completed a transaction for a new diabetes drug, dutogliptin. We have tried for years to acquire a diabetes product because the disease is so widespread and not adequately treated; there are several categories of drugs used in its treatment and they all have strengths and flaws. Our drug, which is a DPP-4 inhibitor, has a unique mode of action for controlling blood glucose. It stimulates the production of insulin when blood glucose levels are too high, and the insulin acts to reduce blood glucose levels. DPP-4 is a new category, but our drug won't be the only one on the market. One is already on the market with sales in two years currently at the rate of one and a half billion dollars, and there are others in development in addition to our product. The value of our drug will very much depend on the share we obtain of what we expect will be a multibillion dollar market. The drug is currently in Phase III studies. We licensed the product from Phenomix, a California company.

And most recently we signed an agreement with Pierre Fabre S.A., for North American rights for an SNRI antidepressant, known as F-2695.

Celexa and Lexapro were the premiere serotonin reuptake inhibitors. Those two products between them today represent 30% of prescriptions for antidepressants. No other combination of related molecules has achieved anything near that market share. But since that development, it has also been found that SNRIs which combine serotonin reuptake inhibition with norepinephrine reuptake inhibition can also be effective for many patients. Today SNRIs represent 20% of prescriptions written for depression.

Pierre Fabre, our partner, performed an impressive Phase II study involving F-2695 which, based on the improvements seen in depressive symptoms and its tolerability profile, suggest to us that F-2695 has the potential to be very competitive with other antidepressants including the currently marketed SNRIs. Of course, this is only one study, and not a direct comparison, but we were sufficiently encouraged by this study to license the product. If the results of the Phase II study are also achieved in the Phase III studies which we will also be commencing this year, we will have a new and useful treatment option for many patients with major depression. Our NDA should be submitted in a few years. So it appears that we will be continuing to market branded antidepressants for many years - and which company is more qualified than Forest to sell an antidepressant?

Of course, all our products in development are subject to risks, including clinical studies may fail, serious side effects which may appear, or regulatory hurdles which may delay or prevent marketing of the drug.

There are many changes that have occurred in our economy and in the world's economy. And there are many changes advocated by officials in the new administration that sound as if they will significantly change the way business is conducted in the United States. Some of those changes will occur; some will fade as the euphoria of the participants in the new administration subsides in the face of practical realities. But our industry will have to deal with some changes, and we may have to work harder or more ingeniously to maintain our growth. But patents are not going to disappear; our inventiveness is not going to fade; we will continue to build startling new discoveries to succeed the ones that precede. And so I expect our industry that has flourished on discovery and the urgent need for our products, which has increased and not diminished, will continue to be one of the vital and prosperous parts of our economy.

At its best, what the pharmaceutical industry accomplishes is miraculous. At the least it improves existing therapies. None of it is easily accomplished. It requires creativity, hard and often brilliant work over years and the need to meet regulatory challenges that are essential to assure that the potent drugs we create are safe and effective. But with all usual development the disappointments and being so often harassed and misunderstood by politicians and the media, the ultimate, unassailable fact is we, in the drug industry, perform the most precious service for the American people because we save lives, and alleviate pain and sadness and in doing so we improve the quality of life for many individuals. We reach and benefit the most intimate parts of our biological and mental being. Understanding that, at least for me, surpasses the media and politicians' occasional contumely, and I trust that our employees derive the same pride in their achievements.





Howard Solomon
Chairman & Chief Executive Officer

Lawrence S. Olanoff, M.D., Ph.D.
President and Chief Operating Officer

(Dollar amounts in thousands)

General

This year marked continued growth of our key marketed products, continued investment in research and development to enhance and develop our current pipeline of products and support behind a new product launch in April 2009. For the fiscal year ended March 31, 2009, total net revenues increased by $86,453 to a record high of $3,922,782 as a result of increased sales growth of our key marketed products Lexapro® and Namenda®, despite a decrease in Lexapro's market share. Also contributing to this increase were sales of Bystolic®, a beta-blocker for the treatment of hypertension launched in January 2008.

During the fourth fiscal quarter, we provided a $170,000 pretax expense in connection with ongoing discussions with the United States Department of Justice (or DOJ) arising out of the investigations led by the U.S. Attorney's Office for the District of Massachusettes (or USAO) into marketing, promotional and other activities primarily in connection with Lexapro, Celexa® and Levothroid®. These discussions with the DOJ have not yet concluded, and there can be no assurance as to when they will conclude or whether they will lead to a negotiated resolution, or the amount of any settlement that may be reached. Accordingly, until the investigation is resolved, there can be no assurance that the amount we reserved will be sufficient and that a larger material amount will not be required.

On March 20, 2009, we received approval from the United States Food and Drug Administration (or FDA) for our supplemental New Drug Application (or sNDA) for Lexapro (escitalopram oxalate) for the acute and maintenance treatment of Major Depressive Disorder (MDD) in adolescents, 12-17 years of age.

On January 14, 2009, we along with our licensing partner Cypress Bioscience, Inc. (or Cypress) received marketing approval for Savella™ (milnacipran HCl). Savella is a selective serotonin and norepinephrine reuptake inhibitor for the management of fibromyalgia. Pursuant to our licensing agreement with Cypress, we made a milestone payment of $25,000 upon FDA approval. Savella became available to trade channels in April 2009 at which time we began detailing to physicians.

In December 2008, we entered into a collaboration agreement with Pierre Fabre Medicament (or Pierre Fabre) to develop and commercialize F2695 in the United States and Canada for the treatment of depression. F2695 is a proprietary selective norepinephrine and serotonin reuptake inhibitor that is being developed by Pierre Fabre for the treatment of depression and other central nervous system disorders. We will initiate Phase III studies with F2695 in calendar 2009. Under the terms of the agreement, we made an upfront payment to Pierre Fabre of $75,000 and are subject to future milestone payments.

In October 2008, we entered into a collaboration agreement with Phenomix Corporation (or Phenomix) to co-develop and co-promote dutogliptin in North America. Dutogliptin is Phenomix' proprietary orally administered, small molecule dipeptidyl-peptidase-4 (DPP-4) inhibitor currently in Phase III clinical development for Type II diabetes. Under the terms of the agreement, we made a $75,000 upfront payment to Phenomix and are subject to future milestone payments.

Effective July 1, 2008, we and Daiichi Sankyo (or Sankyo) terminated our co-promotion agreement for Azor® (amlodipine and olmesartan medoxomil). In the first quarter of fiscal 2009, we recorded a one-time charge of approximately $44,100 which was comprised of a one-time payment to Sankyo of approximately $26,600 related to the termination of the agreement and $17,500 related to the unamortized portion of the initial upfront payment. We determined that the resources we had allocated to the co-promotion of Azor would be better utilized in providing additional support for our other currently marketed products.

During fiscal 2007 our Board of Directors (or the Board) approved the 2007 Repurchase Program which authorized the purchase of up to 25 million shares of common stock. On August 13, 2007, the Board authorized the purchase of an additional 10 million shares of common stock. For the year ended March 31, 2009, we repurchased a total of 10.1 million shares at a cost of $332,102. As of May 28, 2009, we have repurchased, cumulatively, a total of 29.3 million shares at a cost of $1,160,708 under the 2007 Repurchase Program, leaving us the authority to purchase 5.7 million more shares.

Financial Condition and Liquidity

Net current assets increased by $542,302 for fiscal 2009. Cash increased from ongoing operations. Short-term marketable securities increased while long-term marketable securities decreased as we invest in more liquid and less volatile investment vehicles. During the first two quarters of fiscal 2009, pursuant to the 2007 Repurchase Program, we repurchased 10.1 million shares of common stock at a cost of $332,102. No shares were repurchased during the third and fourth quarters and 5.7 million shares were available for repurchase under the program at March 31, 2009. During the third quarter of fiscal 2009 we made $150,000 in combined licensing fee payments in connection with product collaboration agreements with Phenomix and Pierre Fabre. Of our total cash and marketable securities position at March 31, 2009, 29%, or about $880,000, is domiciled domestically, with the remainder held by our international subsidiaries. We currently invest funds in variable rate demand notes that have major bank liquidity agreements, municipal bonds and notes, commercial paper including money market instruments, auction rate securities and bank floating rate notes. These investments are subject to general credit, liquidity and market risks and have been affected by the global credit crisis. At March 31, 2009, approximately 27% of our investments were affected by net unrealized losses compared with approximately 26% at March 31, 2008. As a result, we have recorded unrealized losses on certain of these investments to Other Comprehensive Income. We believe these unrealized losses to be temporary in nature. We have the ability and intend to hold our investments until a recovery of fair value, which may be at maturity. Trade accounts receivable decreased primarily due to the timing of receipts. Other accounts receivable increased primarily due to an insurance claim receivable relating to a securities litigation against us and certain of our officers, for which all claims have been settled subject to final Court approval, and the settlement amount paid into escrow in January 2009. Raw materials inventory decreased as we are bringing these balances to more normalized levels. Finished goods inventory increased in order to support continued demand for our products, including our recently launched products, Bystolic and Savella. We believe that current inventory levels are adequate to support the growth of our ongoing business. License agreements, product rights and other intangibles net of accumulated amortization decreased primarily due to the write-off of the Azor license in the June quarter as well as normal amortization, offset by a $25,000 license payment to Cypress upon FDA approval of Savella. Non-current deferred income taxes increased as a result of an upfront licensing charge in connection with the collaboration agreement with Phenomix to co-develop and co-promote dutogliptin. Other current assets increased primarily due to movements in our current tax asset account that consists of payments in excess of our provision. Other current liabilities increased primarily due to the reserve recorded related to the ongoing USAO investigation described above.

Property, plant and equipment before accumulated depreciation increased from March 31, 2008, as we continued to make technology investments to expand our principal operating systems to enhance supply chain and salesforce applications.

Management believes that current cash levels, coupled with funds to be generated by ongoing operations, will continue to provide adequate liquidity to facilitate potential acquisitions of products, payment of achieved milestones, capital investments and continued share repurchases.

Contractual Obligations

The following table shows our contractual obligations related to lease obligations and inventory purchase commitments as of March 31, 2009:

Payments due by period *(In thousands)*	<1 year	1-3 years	3-5 years	>5 years	Total
Operating lease obligations	$ 35,438	$47,767	$25,559	$36,469	$145,233
Inventory purchase commitments	112,256				112,256
	$147,694	**$47,767**	**$25,559**	**$36,469**	**$257,489**

Potential future milestone payments to third parties under our collaboration and license agreements of approximately $966 million were not included in the contractual obligations table as they are contingent on the achievement of various research and development (approximately $460 million) and regulatory approval (approximately $506 million) milestones. The specific timing of such milestones cannot be predicted and depend upon future clinical developments as well as regulatory agency actions which cannot be predicted with certainty (including actions which may never occur). Further, under the terms of certain licensing agreements, we may be obligated to pay commercial milestones contingent upon the achievement of specific sales levels. Due to the long-range nature of such commercial milestone amounts, they are neither probable at this time nor predictable and consequently are not included in this disclosure.

Forest's income tax liabilities are not included in this table because we cannot be certain as to when they will become due. See Note 15 to the Consolidated Financial Statements.

Off-Balance Sheet Arrangements

Forest is a party to several license agreements for products currently under development. As described above, such agreements may require us to make future payments to the licensors, subject to the achievement of specific product or commercial development milestones, as defined.

Results of Operations

Net sales increased $134,253 or 4% to $3,636,055 in fiscal 2009 from $3,501,802 in fiscal 2008 and increased $318,478 or 10% in fiscal 2008 as compared to $3,183,324 in fiscal 2007 primarily due to strong sales of our key marketed products.

Sales of Lexapro, our most significant product, were $2,300,945 in fiscal 2009, contributing $8,909 to the net sales change as compared with fiscal 2008, of which $120,265 was due to price increases offset by volume decreases of $111,356. In fiscal 2008, Lexapro sales totaled $2,292,036 and contributed $186,046 to the net sales change compared to fiscal 2007, of which $106,205 was due to price and $79,841 was related to volume. Lexapro is indicated for the treatment of depression and generalized anxiety disorder in adults and major depressive disorder in adolescents. We expect Lexapro sales to remain strong during fiscal 2010. During fiscal 2007 Caraco Pharmaceutical Laboratories, Ltd. (or Caraco), filed an Abbreviated New Drug Application (or ANDA) with a Paragraph IV Certification for a generic equivalent to Lexapro. We along with our licensing partner H. Lundbeck A/S (or Lundbeck) have filed a lawsuit in the U.S. District Court for the Eastern District of Michigan against Caraco for patent infringement. Caraco has stipulated to infringing our patent leaving only Caraco's invalidity defenses to be litigated. A five day bench trial, originally scheduled to begin on April 27, 2009, was adjourned until June 1, 2009.

Sales of Namenda, our N-methyl-D-aspartate (or NMDA) receptor antagonist for the treatment of moderate to severe Alzheimer's disease grew 14%, an increase of $119,632 to $949,289 in fiscal 2009 as compared with fiscal 2008, of which $67,293 was due to price and $52,339 was due to volume. In fiscal 2008, sales of Namenda grew 26%, an increase of $169,362 to $829,657 as compared to $660,295 in fiscal 2007, of which $134,804 was due to volume and $34,558 was due to price. Namenda achieved a 34.2% share of total prescriptions in the Alzheimer's market as of March 31, 2009. We anticipate Namenda continuing positive growth. During the third quarter of fiscal 2008, we received notification from several generic manufacturers that they filed ANDAs with Paragraph IV Certifications to obtain approval to market generic equivalents of Namenda. In January 2008, we along with our licensing partner Merz Pharma GmbH & Co. KgaA (or Merz) commenced patent infringement litigation against these generic manufacturers. These actions are in the discovery phase, with fact discovery currently scheduled to close on June 1, 2009 and expert discovery scheduled to be completed by September 11, 2009. A trial date has been set for April 5, 2010. Namenda's patent is set to expire in April 2015 after receiving a five year patent term extension from the United States Patent and Trademark Office (or USPTO).

Bystolic (nebivolol hydrochloride), a beta-blocker indicated for the treatment of hypertension, launched in January 2008, achieved sales of $69,238 and $11,070 in fiscal years 2009 and 2008, respectively. The U.S. composition of matter patent covering nebivolol hydrochloride is licensed from Mylan Inc. (or Mylan) and expires in 2020 (We submitted a patent term extension application to extend this patent until 2021). In November 2008 the USPTO closed the prosecution of the merits of reexamination proceedings for the patents covering Bystolic and confirmed the validity of the previously granted claims. The remainder of the net sales change for the periods presented was due principally to volume and price fluctuations of our older and non-promoted product lines.

Contract revenue for fiscal year 2009 was $209,000 compared to $216,500 in fiscal year 2008 and $176,943 in fiscal year 2007, primarily due to co-promotion income from our co-marketing agreement with Sankyo for Benicar. Forest had been co-promoting Benicar, indicated for the treatment of hypertension, since May 2002. Pursuant to the agreement with Sankyo, active co-promotion of Benicar ended in the first quarter of fiscal 2009 and we now receive a gradually reducing residual royalty through March 2014. We are no longer incurring any salesforce expenses for this product.

Interest income decreased in fiscal 2009 primarily due to lower average rates of return offset by higher levels of invested funds. Fiscal 2008 interest income increased when compared with fiscal 2007 primarily due to interest received on higher levels of invested funds offset by lower average rates of return.

Cost of sales as a percentage of net sales was 22% in fiscal 2009, as compared with 23% in fiscal 2008 and fiscal 2007.

Selling, general and administrative expense increased to $1,474,274 in fiscal 2009 from $1,154,845 in fiscal 2008 and $1,046,336 in fiscal 2007. The increase in fiscal 2009 was primarily due to the $170,000 expense recorded in connection with ongoing discussions with the DOJ discussed above. Fiscal 2009 also included launch costs for Bystolic and pre-launch costs for Savella, as well as the one-time charge of approximately $44,100 relating to the termination of the Azor co-promotion agreement in the June 2008 quarter. Additionally, during the September 2008 quarter, we expensed $25,000 in connection with a Memorandum of Understanding setting forth an agreement in principle to settle all claims against all defendants in a securities litigation pending against us and certain of our officers. In January 2009, pursuant to a formal Stipulation of Settlement dated December 12, 2008, we paid the full amount of the settlement into escrow pending final Court approval of the settlement. We expect a majority of such settlement to be funded by insurance. The increase in fiscal 2008 compared with 2007 related primarily to salesforce activity and promotional support for promoted products and launch and pre-launch costs for Bystolic and Savella.

Research and development expense decreased to $661,294 in fiscal 2009 from $670,973 in fiscal 2008 and from $941,003 in fiscal 2007. During the current fiscal year we made two $75,000 upfront licensing payments; the first to Phenomix for dutogliptin and the second to Pierre Fabre for F2695. Dutogliptin is Phenomix' proprietary orally administered small molecule DPP-4 inhibitor currently in Phase III clinical development for Type II diabetes. F2695 is a proprietary selective norepinephrine and serotonin reuptake inhibitor for the treatment of patients with depression. Fiscal 2009 also included approximately $59,500 in development milestone expenses. Fiscal 2008 included a $70,000 licensing charge in connection with the collaboration agreement with Ironwood for the right to co-develop and co-market linaclotide. Phase III testing of linaclotide for the treatment of chronic constipation has recently commenced and we expect to begin Phase III trials for the additional indication of constipation-predominant irritable bowel syndrome by the end of the second quarter of calendar 2009. Also during the fiscal 2008 year, we made an upfront license payment of approximately $110,000 to Novexel for the development, manufacture and commercialization of Novexel's novel intravenous beta-lactamase inhibitor, NXL104, in combination with Forest's ceftaroline. Development milestone expenses amounted to approximately $51,000 in fiscal 2008. Fiscal 2007 included a one-time charge of $476,000 for in-process research and development (or IPR&D) related to the acquisition of Cerexa, Inc. and $20,000 in connection with a development milestone.

Research and development expense also reflects the following:

- In October 2008, we entered into a collaboration agreement with Phenomix to co-develop and co-promote dutogliptin. Dutogliptin is Phenomix' proprietary orally administered, small molecule DPP-4 inhibitor currently in Phase III clinical development for Type II diabetes. In a double-blind, randomized 12-week, 422 patient placebo-controlled Phase II(b) clinical trial, dutogliptin met all primary and secondary endpoints, including statistically significant reductions in HbA1c when administered once-daily in combination with metformin, a glitazone, or metformin and a glitazone for the treatment of Type II diabetes. Dutogliptin was also well tolerated.

- In December 2008, we entered into a collaboration agreement with Pierre Fabre to develop and commercialize F2695 in the United States and Canada for the treatment of depression. F2695 is a proprietary selective norepinephrine and serotonin reuptake inhibitor that is being developed by Pierre Fabre for the treatment of depression and other central nervous system disorders. In a recently completed European placebo-controlled, double-blind Phase II study of F2695 in over 550 patients with major depressive disorder, the compound demonstrated statistically significant improvement compared to placebo ($p<0.0001$) on the primary endpoint, a change from baseline in total score on the Montgomery-Asberg Depression Rating Scale (or MADRS) and for a secondary endpoint, the Hamilton Depression Scale (or HAMD-17) as well as in response and remission rates using both the MADRS and HAMD-17. F2695 demonstrated symptom improvement compared to placebo within two weeks after treatment initiation. We will initiate Phase III studies with F2695 in calendar 2009.

- In connection with our acquisition of Cerexa, Inc. in January 2007, we acquired worldwide development and marketing rights (excluding Japan) to ceftaroline, a next generation, broad-spectrum, hospital-based injectable cephalosporin antibiotic with activity against gram-positive bacteria such as methicillin resistant Staphylococcus aureus and gram-negative bacteria. In June 2008, we reported positive results from two globally conducted, multi-center Phase III studies of ceftaroline for complicated skin and skin structure infections. We are also conducting two Phase III studies for community acquired pneumonia and we anticipate those results by the second quarter of calendar 2009. The data from these two indications, if supportive, will serve as our planned submission package to the FDA for initial marketing approval, anticipated to be filed around the end of calendar 2009.

- In April 2006, we entered into a collaboration agreement with Laboratorios Almirall, S.A. (or Almirall) for the U.S. rights to aclidinium, a novel long-acting muscarinic antagonist which is being developed as an inhaled therapy for the treatment of chronic obstructive pulmonary disease (or COPD). In September 2008 we received positive results from two Phase III studies assessing the safety and efficacy of aclidinium in moderate to severe COPD. In both trials, once-daily aclidinium showed a statistically significant difference versus placebo in the primary endpoint of trough FEV1, a measure of pulmonary function that is decreased in patients with moderate to severe COPD. After consultation with the FDA, we and Almirall have determined to conduct additional clinical studies to provide further support for a range of dosing regimens, including higher and more frequent doses. We and Almirall are also pursuing the development of a fixed-dose combination of aclidinium and the beta-agonist formoterol, which is currently in Phase II testing.

- During the September 2007 quarter, we entered into a partnership with Ironwood to co-develop and co-market the compound linaclotide in North America. Linaclotide is currently being investigated for the treatment of constipation-predominant irritable bowel syndrome (or IBS-C) and chronic constipation (or CC). Based on positive results of Phase II(b) randomized, double-blind, placebo-controlled studies assessing the safety and efficacy of linaclotide in patients with CC and IBS-C, we have initiated a comprehensive Phase III clinical program to evaluate linaclotide's safety and efficacy in patients with either IBS-C or CC. The CC studies have been initiated and we expect to report top-line data in the fourth quarter of calendar 2009. The IBS-C trials are anticipated to commence during the second quarter of calendar 2009.

- During the third quarter of fiscal 2005, we entered into a collaboration agreement with Gedeon Richter Ltd. (or Richter) for the North American rights to cariprazine and related compounds, being developed as an atypical antipsychotic for the treatment of schizophrenia, bipolar mania and other psychiatric conditions. In September 2008, we received positive preliminary top-line results from a Phase II study of cariprazine in patients with acute mania associated with bipolar disorder. A review of top-line results of a Phase II study in schizophrenia indicated that cariprazine demonstrated a nominally statistical significant (i.e., not adjusted for multiple comparisons) therapeutic effect compared to placebo in a low-dose arm and a numerical improvement compared to placebo in a high-dose arm that did not reach nominal statistical significance. Based on the review of the results, we and Richter initiated a Phase II(b) dose-ranging study in schizophrenia patients. This study is being performed in order to better determine an optimal dose to take into the planned Phase III program, which we expect top-line results for in the second half of 2009. Based on these results we also expect to initiate the Phase III mania disorder studies by the end of calendar 2009 and the schizophrenia Phase III program shortly thereafter. In addition, we will commence Phase II proof of concept studies in bipolar depression and add-on treatment for MDD in the third quarter of calendar 2009.

- Regarding Bystolic (nebivolol hydrochloride), we recently filed a sNDA for a congestive heart failure indication based on a single large Phase III study.

- In February 2008, we received preliminary results of a Phase III study of memantine HCl in a novel once-daily formulation of Namenda for the treatment of moderate and severe Alzheimer's disease. The results indicated that patients treated with this formulation experienced statistically significant benefits in cognition and clinical global status compared to placebo. Based on the results of this study, we intend to prepare a NDA for this new formulation.

- During the second quarter of fiscal 2005, Forest entered into a collaboration agreement with Glenmark Pharmaceuticals Ltd. for the North American development and marketing of Oglemilast (GRC 3886), a PDE4 inhibitor for the treatment of asthma and COPD. We have commenced a Phase II study of this compound for the COPD indication with results expected in the second half of calendar 2009. Glenmark is conducting a Phase II study for this compound in adult patients with asthma.

Among other research and development projects we continue to support are the following: RGH-896, a compound being developed for the treatment of chronic pain and other CNS conditions; a series of novel compounds that target group 1 metabotropic glutamate receptors (mGLUR1/5) and NXL104, a novel intravenous beta-lactamase inhibitor being developed in combination with ceftaroline. In addition, we have entered into several collaborations to conduct pre-clinical drug discovery.

The effective tax rate increased to 20.9% in fiscal 2009 as compared to 20.0% in fiscal 2008 and decreased compared to 21.5% in fiscal 2007 (excluding the one-time Cerexa IPR&D charge). The effective tax rate for fiscal 2009 was higher compared to fiscal 2008 due primarily to a higher proportion of earnings generated in the United States as compared to lower taxed foreign jurisdictions. Effective tax rates can be affected by ongoing tax audits. See Note 15 to the Consolidated Financial Statements.

We expect to continue our profitability into fiscal 2010 with continued sales growth in our principal promoted products.

Inflation has not had a material effect on our operations for the periods presented.

Critical Accounting Policies

The following accounting policies are important in understanding our financial condition and results of operations and should be considered an integral part of the financial review. Refer to the notes to the consolidated financial statements for additional policies.

Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and of revenues and expenses during the reporting period. Estimates are made when accounting for sales allowances, returns, rebates and other pricing adjustments, depreciation, amortization and certain contingencies. Forest is subject to risks and uncertainties, which may include but are not limited to competition, federal or local legislation and regulations, litigation and overall changes in the healthcare environment that may cause actual results to vary from estimates. We review all significant estimates affecting the financial statements on a recurring basis and record the effect of any adjustments when necessary. Certain of these risks, uncertainties and assumptions are discussed further under the section entitled "Forward Looking Statements."

Revenue Recognition

Revenues are recorded in the period the merchandise is shipped. As is typical in the pharmaceutical industry, gross product sales are subject to a variety of deductions, primarily representing rebates and discounts to government agencies, wholesalers and managed care organizations. These deductions represent estimates of the related liabilities and, as such, judgment is required when estimating the impact of these sales deductions on gross sales for a reporting period. Historically, our adjustments for actual future settlements have not been material, and have resulted in either a net increase or a net decrease to net income. If estimates are not representative of actual settlements, results could be materially affected. Provisions for estimated sales allowances, returns, rebates and other pricing adjustments are accrued at the time revenues are recognized as a direct reduction of such revenue.

The accruals are estimated based on available information, including third party data, regarding the portion of sales on which rebates and discounts can be earned, adjusted as appropriate for specific known events and the prevailing contractual discount rate. Provisions are reflected either as a direct reduction to accounts receivable or, to the extent that they are due to entities other than customers, as accrued expense. Adjustments to estimates are recorded when customer credits are issued or payments are made to third parties.

The sensitivity of estimates can vary by program and type of customer. However, estimates associated with Medicaid and contract rebates are most at risk for adjustment because of the extensive time delay between the recording of the accrual and its ultimate settlement, an interval that can range up to one year. Because of this time lag, in any given quarter, adjustments to actual may incorporate revisions of prior quarters.

Provisions for Medicaid and contract rebates during a period are recorded based upon the actual historical experience ratio of rebates paid and actual prescriptions written. The experience ratio is applied to the period's sales to determine the rebate accrual and related expense. This experience ratio is evaluated regularly to ensure that the historical trends are as current as practicable. As appropriate, we will adjust the ratio to more closely match the current experience or expected future experience. In assessing this ratio, we consider current contract terms, such as the effect of changes in formulary status, discount rate and utilization trends. Periodically, the accrual is adjusted based upon actual payments made for rebates. If the ratio is not indicative of future experience, results could be affected. Rebate accruals for Medicaid were $36,989 at March 31, 2009 and $31,756 at March 31, 2008. Commercial discounts and other rebate accruals were $176,395 at March 31, 2009 and $141,949 at March 31, 2008. These and other rebate accruals are established in the period the related revenue was recognized, resulting in a reduction to sales and the establishment of a liability, which is included in accrued expenses.

The following table summarizes the activity in the accounts related to accrued rebates, sales returns and discounts:

March 31,	2009	2008
Beginning balance	$229,681	$208,063
Provision for rebates	511,132	440,975
Changes in estimates		2,500
Settlements	(471,252)	(412,852)
	39,880	30,623
Provision for returns	25,517	30,804
Settlements	(22,052)	(28,273)
	3,465	2,531
Provision for chargebacks and discounts	308,655	346,496
Changes in estimates		(7,700)
Settlements	(303,787)	(350,332)
	4,868	(11,536)
Ending balance	**$277,894**	**$229,681**

Deductions for chargebacks (primarily discounts to group purchasing organizations and federal government agencies) closely approximate actual as these deductions are settled generally within 2-3 weeks of incurring the liability.

Forest's policy relating to the supply of inventory at wholesalers is to maintain stocking levels of up to three weeks and to keep monthly levels consistent from year to year, based on patterns of utilization. We have historically closely monitored wholesale customer stocking levels by purchasing information directly from customers and by obtaining other third party information. Unusual or unexpected variations in buying patterns or utilizations are investigated.

Sales incentives are generally given in connection with a new product launch. These sales incentives are recorded as a reduction of revenues and are based on terms fixed at the time goods are shipped. New product launches may result in expected temporary increases in wholesaler inventories, which as described above, are closely monitored and historically have not resulted in increased product returns.

Forward Looking Statements

Except for the historical information contained herein, the Management Discussion and other portions of this Annual Report contain forward looking statements that involve a number of risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the timely development and launch of new products, changes in laws and regulations affecting the healthcare industry and the risk factors listed from time to time in our filings with the SEC, including the Annual Report on Form 10-K for the fiscal year ended March 31, 2009.

Quantitative and Qualitative Disclosures about Market Risk

In the normal course of business, operations may be exposed to fluctuations in currency values and interest rates. These fluctuations can vary the costs of financing, investing and operating transactions. Because we had no debt and only minimal foreign currency transactions, there was no material impact on earnings due to fluctuations in interest and currency exchange rates.

March 31,	2009	2008	2007	2006	2005
(In thousands)					
Financial Position:					
Current Assets	$3,785,954	$3,036,649	$2,422,717	$2,207,187	$2,708,022
Current Liabilities	817,828	610,825	627,608	420,967	563,690
Net Current Assets	2,968,126	2,425,824	1,795,109	1,786,220	2,144,332
Total Assets	5,196,808	4,525,367	3,653,372	3,119,840	3,705,002
Total Stockholders' Equity	4,114,591	3,715,317	3,024,813	2,697,809	3,132,385

Years Ended March 31,	2009	2008	2007	2006	2005
(In thousands, except per share data)					
Summary of Operations:					
Net Sales	$3,636,055	$3,501,802	$3,183,324	$2,793,934	$3,052,408
Other Income	286,727	334,527	258,461	168,456	107,231
Costs and Expenses	2,952,248	2,625,932	2,732,941	2,092,878	1,974,884
Income Before Income Tax Expense	970,534	1,210,397	708,844	869,512	1,184,755
Income Tax Expense	202,791	242,464	254,741	160,998	345,950
Net Income	767,743	967,933	454,103	708,514	838,805
Net Income Per Share:					
Basic	$2.53	$3.08	$1.43	$2.11	$2.30
Diluted	$2.52	$3.06	$1.41	$2.08	$2.25
Weighted Average Number of Common and Common Equivalent Shares Outstanding:					
Basic	303,609	314,660	318,539	335,912	363,991
Diluted	304,400	316,133	322,781	340,321	372,090

No dividends were paid on common shares in any period.

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
MARCH 31, 2009 AND 2008

Assets *(In thousands)*	**2009**	**2008**
Current assets:		
Cash (including cash equivalent investments of $1,337,871 in 2009 and $833,018 in 2008)	$1,338,905	$ 833,052
Marketable securities	1,242,017	1,073,117
Accounts receivable, less allowance for doubtful accounts of $18,511 in 2009 and $19,882 in 2008	449,444	445,987
Inventories, net	393,527	425,138
Deferred income taxes	217,811	226,095
Other current assets	144,250	33,260
Total current assets	3,785,954	3,036,649
Marketable securities	449,793	534,480
Property, plant and equipment:		
Land and buildings	309,285	309,474
Machinery, equipment and other	276,754	257,857
	586,039	567,331
Less: accumulated depreciation	240,104	217,294
	345,935	350,037
Other assets:		
Goodwill	14,965	14,965
License agreements, product rights and other intangibles, net	497,897	527,787
Deferred income taxes	100,758	59,778
Other assets	1,506	1,671
	615,126	604,201
	$5,196,808	**$4,525,367**

Liabilities and Stockholders' Equity *(In thousands, except for par values)*		
Current liabilities:		
Accounts payable	$ 117,192	$ 223,720
Accrued expenses	700,636	387,105
Total current liabilities	817,828	610,825
Long-term liabilities:		
Income tax liabilities	264,389	198,410
Deferred income taxes		815
	264,389	199,225
Commitments and contingencies		
Stockholders' equity:		
Series preferred stock, $1.00 par; shares authorized 1,000; no shares issued or outstanding		
Common stock $.10 par; shares authorized 1,000,000; issued 422,268 shares in 2009 and 421,421 shares in 2008	42,227	42,142
Additional paid-in capital	1,491,239	1,434,172
Retained earnings	6,379,236	5,611,493
Accumulated other comprehensive (loss) income	(47,145)	34,592
Treasury stock, at cost (120,653 shares in 2009 and 110,014 shares in 2008)	(3,750,966)	(3,407,082)
	4,114,591	3,715,317
	$5,196,808	**$4,525,367**

See accompanying notes to consolidated financial statements.

Years Ended March 31,	**2009**	**2008**	**2007**
(In thousands, except per share data)			
Net sales	$3,636,055	$3,501,802	$3,183,324
Contract revenue	208,999	216,500	176,943
Interest income	74,410	108,680	80,200
Other income	3,318	9,347	1,318
	3,922,782	3,836,329	3,441,785
Costs and expenses:			
Cost of sales	816,680	800,114	745,602
Selling, general and administrative	1,474,274	1,154,845	1,046,336
Research and development	661,294	670,973	941,003
	2,952,248	2,625,932	2,732,941
Income before income tax expense	970,534	1,210,397	708,844
Income tax expense	202,791	242,464	254,741
Net income	**$ 767,743**	**$ 967,933**	**$ 454,103**
Net income per share:			
Basic	**$2.53**	**$3.08**	**$1.43**
Diluted	**$2.52**	**$3.06**	**$1.41**
Weighted average number of common shares outstanding:			
Basic	**303,609**	**314,660**	**318,539**
Diluted	**304,400**	**316,133**	**322,781**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years Ended March 31,	2009	2008	2007
(In thousands)			
Net income	$767,743	$967,933	$454,103
Other comprehensive income (loss):			
Foreign currency translation (losses) gains	(36,448)	25,815	13,753
Unrealized (losses) gains on securities:			
Unrealized holding (loss) gain arising during the period, net of tax	(45,289)	(13,102)	1,364
Other comprehensive (loss) income	(81,737)	12,713	15,117
Comprehensive income	**$686,006**	**$980,646**	**$469,220**

See accompanying notes to consolidated financial statements.

Years Ended March 31, 2009, 2008 and 2007
(In thousands)

	Common stock		Additional paid-in	Retained	Accumulated other comprehensive	Treasury stock	
	Shares	Amount	capital	earnings	income (loss)	Shares	Amount
Balance, March 31, 2006	412,124	$41,212	$1,023,079	$4,203,253	$ 6,762	90,784	$2,576,497
Shares issued upon exercise of stock options	8,571	857	212,043				
Treasury stock acquired from employees upon exercise of stock options						44	1,979
Purchase of treasury stock						10,315	472,279
Tax benefit related to stock options exercised by employees			78,372				
Stock-based compensation			40,770				
Other comprehensive income					15,117		
Net income				454,103			
Balance, March 31, 2007	420,695	42,069	1,354,264	4,657,356	21,879	101,143	3,050,755
Adoption of new accounting standard				(13,796)			
Shares issued upon exercise of stock options and vesting of restricted stock	726	73	26,582				
Purchase of treasury stock						8,871	356,327
Tax benefit related to stock options exercised by employees			11,069				
Stock-based compensation			42,257				
Other comprehensive income					12,713		
Net income				967,933			
Balance, March 31, 2008	421,421	42,142	1,434,172	5,611,493	34,592	110,014	3,407,082
Shares issued upon exercise of stock options and vesting of restricted stock	847	85	10,545				
Treasury stock acquired from employees upon exercise of stock options and vesting of restricted stock						482	11,782
Purchase of treasury stock						10,157	332,102
Tax benefit related to stock options exercised by employees			2,419				
Stock-based compensation			44,103				
Other comprehensive loss					(81,737)		
Net income				767,743			
Balance, March 31, 2009	**422,268**	**$42,227**	**$1,491,239**	**$6,379,236**	**($47,145)**	**120,653**	**$3,750,966**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended March 31,	2009	2008	2007
(In thousands)			
Cash flows from operating activities:			
Net income	$ 767,743	$ 967,933	$ 454,103
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	43,266	47,101	45,444
Amortization, impairments and write-offs	53,241	44,646	55,699
Stock-based compensation expense	44,103	42,257	40,770
Deferred income tax benefit and other non-cash tax items	(26,770)	(21,477)	(84,919)
Foreign currency transaction gain	(2,095)	(2,051)	(779)
Net change in operating assets and liabilities:			
Decrease (increase) in:			
Accounts receivable, net	(3,457)	(63,332)	(16,117)
Inventories, net	31,611	9,025	201,556
Other current assets	(110,990)	(6,408)	(6,690)
Other assets	165	7,811	(8,225)
Increase (decrease) in:			
Accounts payable	(106,528)	69,106	13,703
Accrued expenses	313,531	54,110	90,205
Income tax liabilities	65,979	44,615	102,733
Net cash provided by operating activities	1,069,799	1,193,336	887,483
Cash flows from investing activities:			
Purchase of property, plant and equipment	(40,629)	(34,888)	(29,987)
Purchase of marketable securities	(2,236,142)	(3,141,953)	(2,559,653)
Redemption of marketable securities	2,151,929	2,983,699	2,018,325
Purchase of license agreements, product rights and other intangibles	(25,000)	(415,000)	
Net cash used in investing activities	(149,842)	(608,142)	(571,315)
Cash flows from financing activities:			
Net proceeds from common stock options exercised by employees under stock option plans	10,630	26,655	210,920
Tax benefit realized from the exercise of stock options by employees	2,419	1,755	80,225
Purchase of treasury stock	(343,884)	(356,327)	(472,279)
Net cash used in financing activities	(330,835)	(327,917)	(181,134)
Effect of exchange rate changes on cash	(83,269)	12,112	14,050
Increase in cash and cash equivalents	505,853	269,389	149,084
Cash and cash equivalents, beginning of year	833,052	563,663	414,579
Cash and cash equivalents, end of year	$1,338,905	$ 833,052	$ 563,663
Supplemental disclosures of cash flow information:			
Cash paid during the year for income taxes	$266,401	$226,022	$135,555

See accompanying notes to consolidated financial statements.

1. Summary of significant accounting policies
(In thousands, except for estimated useful lives which are stated in years):

Basis of consolidation: The consolidated financial statements include the accounts of Forest Laboratories, Inc. (or the Company) and its subsidiaries, all of which are wholly-owned. All significant intercompany accounts and transactions have been eliminated.

Estimates and assumptions: The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and of revenues and expenses during the reporting period. Estimates are made when accounting for sales allowances, returns, rebates and other pricing adjustments, depreciation, amortization, tax assets and liabilities and certain contingencies. The Company is subject to risks and uncertainties, which may include but are not limited to competition, federal or local legislation and regulations, litigation and overall changes in the healthcare environment that may cause actual results to vary from estimates. The Company reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any adjustments when necessary.

Reclassifications: Certain amounts as previously reported have been reclassified to conform to current year classifications.

Foreign currency translation: The statements of earnings of the Company's foreign subsidiaries are translated into U.S. dollars using average exchange rates. The net assets of the Company's foreign subsidiaries are translated into U.S. dollars using current exchange rates. The U.S. dollar effects that arise from translating the net assets of these subsidiaries at changing rates are recorded in the foreign currency translation adjustment account, which is included in Accumulated other comprehensive (loss) income.

Cash equivalents: Cash equivalents consist of short-term, highly liquid investments purchased with original maturities of three months or less and are readily convertible into cash at par value (cost).

Inventories: Inventories are stated at the lower of cost or market, with cost determined on the first-in, first-out basis.

Pre-launch inventories: The Company may scale-up and make commercial quantities of certain of its product candidates prior to the date it anticipates that such products will receive final FDA approval. The scale-up and commercial production of pre-launch inventories involves the risk that such products may not be approved for marketing by the FDA on a timely basis, or ever. This risk notwithstanding, the Company plans to continue to scale-up and build pre-launch inventories of certain products that have not yet received final governmental approval when the Company believes that such action is appropriate in relation to the commercial value of the product launch opportunity. As of fiscal years ended March 31, 2009 and 2008, the Company had no such pre-launch inventory quantities.

Marketable securities: Marketable securities, which are all accounted for as available-for-sale, are stated at fair value based on quoted market prices in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities", and consist of high quality investments.

Accounts receivable and credit policies: The carrying amount of accounts receivable is reduced by a valuation allowance that reflects Management's best estimate of the amounts that will not be collected. In addition to reviewing delinquent accounts receivable, Management considers many factors in estimating its general allowance, including historical data, experience, customer types, credit worthiness and economic trends. From time to time, Management may adjust its assumptions for anticipated changes in any of those or other factors expected to affect collectability.

Property, plant and equipment and depreciation: Property, plant and equipment are stated at cost. Depreciation is provided primarily by the straight-line method over the following estimated useful lives:

	Years
Buildings and improvements	10-50
Machinery, equipment and other	3-10

Leasehold improvements are depreciated over the lesser of the useful life of the assets or the lease term. Included in property, plant and equipment in fiscal 2009 is construction in progress of $7,566 for facility expansions at various locations necessary to support the Company's current and future operations. Projects currently in-process or under evaluation are estimated to cost approximately $8,300 to complete.

Goodwill: The Company has made acquisitions in the past that include goodwill. Goodwill is not amortized but is subject to an annual impairment test based on its estimated fair value.

Revenue recognition: Revenues are recorded in the period the merchandise is shipped. As is typical in the pharmaceutical industry, gross product sales are subject to a variety of deductions, primarily representing rebates and discounts to government agencies, wholesalers and managed care organizations. These deductions represent estimates of the related liabilities and, as such, judgment is required when estimating the impact of these sales deductions on gross sales for a reporting period. If estimates are not representative of actual future settlement, results could be materially affected. Provisions for estimated sales allowances, returns, rebates and other pricing adjustments are accrued at the time revenues are recognized as a direct reduction of such revenue.

The accruals are estimated based on available information, including third party data, regarding the portion of sales on which rebates and discounts can be earned, adjusted as appropriate for specific known events and the prevailing contractual discount rate. Provisions are reflected either as a direct reduction to accounts receivable or, to the extent that they are due to entities other than customers, as accrued expense. Adjustments to estimates are recorded when customer credits are issued or payments are made to third parties.

Deductions for chargebacks (primarily discounts to group purchasing organizations and federal government agencies) closely approximate actual as these deductions are settled generally within 2-3 weeks of incurring the liability.

Sales incentives are generally given in connection with a new product launch. These sales incentives are recorded as a reduction of revenues and are based on terms fixed at the time goods are shipped. New product launches may result in expected temporary increases in wholesaler inventories, which are closely monitored and historically have not resulted in increased product returns.

Shipping and handling costs: Presently, the Company does not charge its customers for any freight costs. The amounts of such costs are included in selling, general and administrative expense and are not material.

Research and development: Expenditures for research and development, including licensing fees and milestone payments (or license payments) associated with development products that have not yet been approved by the FDA, are charged to expense as incurred. Once a product receives approval, subsequent license payments are recorded as an asset and classified as License agreements, product rights and other intangibles, net.

Savings and profit sharing plan: Substantially all non-bargaining unit employees of the Company's domestic subsidiaries may participate in the savings and profit sharing plan after becoming eligible (as defined). Profit sharing contributions are primarily at the discretion of the Company. The savings plan contributions include a matching contribution made by the Company. Savings and profit sharing contributions amounted to approximately $34,200, $32,100 and $29,500 for fiscal years 2009, 2008 and 2007, respectively.

Earnings per share: Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect, in periods in which they have a dilutive effect, the effect of common shares issuable upon exercise of stock options and vesting of restricted stock. The weighted average number of diluted common shares outstanding is reduced by the treasury stock method which, in accordance with Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" (or SFAS 123R) takes into consideration the compensation cost attributed to future services not yet recognized.

Accumulated other comprehensive income: Other comprehensive income (loss) refers to revenues, expenses, gains and losses that under GAAP are excluded from net income as these amounts are recorded directly as an adjustment to stockholders' equity. Accumulated other comprehensive income is comprised of the cumulative effects of foreign currency translation and unrealized gains (losses) on securities which amounted to approximately $11,332 and ($58,477) at March 31, 2009 and $47,780 and ($13,188) at March 31, 2008, respectively.

Income taxes: The Company accounts for income taxes using the liability method. Under the liability method, deferred income taxes are provided on the differences in bases of assets and liabilities between financial reporting and tax returns using enacted tax rates.

Effective April 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board (or FASB) Interpretation No. 48 (or FIN 48), "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109." Pursuant to FIN 48, the Company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate resolution. See Note 15 for further discussion of the impact of adopting FIN 48.

Long-lived assets: Long-lived assets, such as intangible assets, property and equipment and certain sundry assets, are evaluated for impairment periodically or when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets will be written down to fair value.

Fair value of financial instruments: The carrying amounts of cash, accounts receivable, accounts payable, accrued expenses and income taxes payable are reasonable estimates of their fair value because of the maturity of these items.

Stock-based compensation: The Board of Directors awards stock options and restricted stock to employees and non-employee directors. The fair value for stock options is calculated using the Black-Scholes valuation model and restricted stock is accounted for at fair value based upon the average high and low stock price on the date of grant. These compensation costs are amortized on an even basis (net of estimated forfeitures) over the requisite service period. The Company has never granted options below market price on the date of grant.

In fiscal 2007, the Company elected to adopt the modified prospective application method provided by SFAS 123R, and accordingly, compensation expense of $44,103 ($35,583 net of tax), $42,257 ($35,423 net of tax) and $40,770 ($34,229 net of tax) was recorded to cost of sales, selling, general and administrative and research and development for the fiscal years ended March 31, 2009, 2008 and 2007, respectively. Total compensation cost related to non-vested stock based awards not yet recognized as of March 31, 2009 was $98,644 pre-tax and the weighted-average period over which the cost is expected to be recognized is approximately 2.8 years.

The following weighted-average assumptions were used in determining the fair values of stock options using the Black-Scholes model:

Years ended March 31,	**2009**	**2008**	**2007**
Expected dividend yield	0%	0%	0%
Expected stock price volatility	34.17%	31.15%	29.63%
Risk-free interest rate	2.8%	4.2%	4.8%
Expected life of options (years)	6	6	5

The Company has never declared a cash dividend. The expected stock price volatility is based on implied volatilities from traded options on the Company's stock as well as historical volatility. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant in conjunction with considering the expected life of options. The expected life is based on vesting and represents the period of time that granted options are expected to be outstanding.

Recent accounting standards: In November 2008, the Securities and Exchange Commission (SEC) released a proposed roadmap regarding the potential use by U.S. issuers of financial statements prepared in accordance with International Financial Reporting Standards (IFRS). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board. Under the proposed roadmap, the Company may be required to prepare financial statements in accordance with IFRS as early as fiscal 2015. The SEC will make a determination in 2011 regarding the mandatory adoption of IFRS. The Company is currently assessing the impact that this potential change would have on its consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position (FSP) No. 142-3, "Determination of the Useful Life of Intangible Assets" (or FSP 142-3). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." FSP 142-3 is effective as of the beginning of fiscal 2010. The requirement for determining useful lives must be applied prospectively to intangible assets acquired after the effective date and the disclosure requirements must be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The Company is currently evaluating the impact of adopting FSP 142-3.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities - An Amendment of FASB Statement No. 133" (or SFAS 161). SFAS 161 became effective on January 1, 2009. This statement revises the requirements for the disclosure of derivative instruments and hedging activities that include the reasons a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133 and how derivative instruments and related hedged items affect a company's financial position, financial performance and cash flows. The implementation of SFAS 161 was not material to the Company's consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" (or SFAS 141(R)) which is a revision of SFAS 141. SFAS 141(R) requires an acquirer in a business combination to measure all assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the date of acquisition with limited exceptions. This Statement also requires the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values. SFAS 141(R) will further require that acquired in-process research and development (or IPR&D) as of the acquisition date is to be capitalized at fair value. Assets acquired and liabilities assumed arising from contingencies at the acquisition date are to be measured at their fair value and acquisition costs generally will be expensed as incurred. This statement is effective for business combinations for which the acquisition date is on or after April 1, 2009. This Statement will affect the Company's accounting for any future acquisitions.

In December 2007, the FASB ratified the consensus reached by the Emerging Issues Task Force (EITF) on Issue No. 07-1, "Accounting for Collaborative Arrangements" (or EITF 07-1). This Issue defines a collaborative arrangement, establishes reporting requirements and clarifies the manner in which revenues, costs and sharing payments between parties and with third parties be presented in the consolidated statements of income. This Issue is effective as of the beginning of fiscal 2010. The Company is currently evaluating the impact of adopting EITF 07-1.

In June 2007, the FASB ratified the consensus reached by the EITF on Issue No. 07-3, "Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities" (or EITF 07-3). Nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities should be deferred and capitalized. Such amounts should be recognized as an expense when the related goods are delivered or services are performed, or when the goods or services are no longer expected to be provided. The Company's adoption of EITF 07-3 in fiscal 2009 did not have a material effect on the Company's consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157 (or SFAS 157), "Fair Value Measurements" which the Company adopted as of the beginning of fiscal 2009. This pronouncement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The implementation of SFAS 157 was not material to the Company's consolidated financial statements.

In February 2008, the FASB issued FSP FAS 157-2 which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP partially defers the effective date of SFAS 157 to the beginning of fiscal 2010, and interim periods within those fiscal years for items within the scope of this FSP. The Company is currently evaluating the impact of adopting FSP FAS 157-2 and does not anticipate a material effect.

In October 2008, the FASB issued FSP 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active." FSP 157-3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP 157-3 was effective upon issuance, including prior periods for which financial statements have not been issued. The Company's adoption of FSP 157-3 did not have a material effect on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159 (or SFAS 159), "The Fair Value Option for Financial Assets and Financial Liabilities" which permits an entity to measure certain financial assets and financial liabilities at fair value. The purpose of SFAS 159 is to improve financial reporting by allowing entities to mitigate volatility in reported earnings caused by the measurement of related assets and liabilities using different attributes, without having to apply complex hedge accounting provisions. Under SFAS 159, entities that elect the fair value option (by instrument) will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option election is irrevocable, unless a new election date occurs. SFAS 159 establishes presentation and disclosure requirements to help financial statement users understand the effect of the entity's election on its earnings, but does not eliminate disclosure requirements of other accounting standards. Assets and liabilities that are measured at fair value must be displayed on the face of the balance sheet. SFAS 159 became effective as of the beginning of fiscal 2009. The Company chose not to elect the fair value option for its financial instruments other than those already measured at fair value in accordance with SFAS 157. As a result, the adoption of this Statement did not have an impact on the Company's consolidated financial statements.

In June 2008, the FASB issued FASB Staff Position EITF 03-6-1, *"Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities"* (or FSP EITF 03-6-1). FSP EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting, and therefore need to be included in the computation of earnings per share under the two-class method as described in SFAS No. 128, *"Earnings per Share."* Under the guidance in FSP EITF 03-6-1, unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and need to be included in the computation of earnings per share pursuant to the two-class method. FSP EITF 03-6-1 is effective as of the beginning of fiscal 2010. The Company is currently evaluating the impact of adopting FSP EITF 03-6-1.

2. Net income per share *(In thousands)*:

A reconciliation of shares used in calculating basic and diluted net income per share follows:

Years ended March 31,	**2009**	**2008**	**2007**
Basic	303,609	314,660	318,539
Effect of assumed conversion of employee stock options and restricted stock	791	1,473	4,242
Diluted	**304,400**	**316,133**	**322,781**

Options to purchase approximately 16,571, 12,312 and 6,000 shares of common stock at exercise prices ranging from $20.55 to $76.66 per share were outstanding during a portion of fiscal years 2009, 2008 and 2007, respectively, but were not included in the computation of diluted earnings per share because they were anti-dilutive. These options expire through 2019.

3. Business operations *(In thousands)*:

The Company and its principal operating subsidiaries, which are located in the United States, Ireland and the United Kingdom, manufacture and market ethical pharmaceutical products and other healthcare products. The Company operates in only one segment. Sales are made primarily in the United States and European markets. The net sales and long-lived assets for the years ended March 31, 2009, 2008 and 2007, are from the Company's or one of its subsidiaries' country of origin, as follows:

	2009		**2008**		**2007**	
	Net sales	Long-lived assets	Net sales	Long-lived assets	Net sales	Long-lived assets
United States	$3,567,989	$333,345	$3,433,233	$371,442	$3,121,091	$410,211
Ireland	19,926	520,548	17,729	513,559	13,680	121,610
United Kingdom	48,140	6,410	50,840	9,459	48,553	10,761
	$3,636,055	**$860,303**	**$3,501,802**	**$894,460**	**$3,183,324**	**$542,582**

Net sales exclude sales between the Company and its subsidiaries.

Net sales by therapeutic class are as follows:

Years ended March 31,	2009	2008	2007
Central nervous system (CNS)	$3,268,561	$3,137,878	$2,794,685
Cardiovascular	94,359	35,616	50,199
Other	273,135	328,308	338,440
	$3,636,055	**$3,501,802**	**$3,183,324**

The Company's CNS franchise consisting of Lexapro®, Celexa® and Namenda® accounted for 90% of the Company's net sales for the years ended March 31, 2009 and 2008 and 88% for 2007.

The following illustrates net sales to the Company's principal customers:

	2009	2008	2007
McKesson Drug Company	37%	38%	37%
Cardinal Health, Inc.	33%	30%	27%
AmeriSource Bergen Corporation	19%	15%	13%

4. Accounts receivable *(In thousands)*:

Accounts receivable, net, consists of the following:

March 31,	2009	2008
Trade	$351,697	$377,779
Other	97,747	68,208
	$449,444	**$445,987**

5. Inventories *(In thousands)*:

Inventories, net of reserves for obsolescence, consist of the following:

March 31,	2009	2008
Raw materials	$126,292	$234,288
Work in process	982	1,360
Finished goods	266,253	189,490
	$393,527	**$425,138**

6. Acquisitions *(In thousands)*:

On January 10, 2007, the Company acquired Cerexa, Inc. (or Cerexa), a biopharmaceutical company based in Oakland, California for approximately $494,000 in a merger pursuant to which Cerexa became a wholly-owned subsidiary of the Company. The Company acquired worldwide development and marketing rights (excluding Japan) to ceftaroline acetate (or ceftaroline), a next generation, broad-spectrum, hospital-based injectable cephalosporin antibiotic. The acquisition of Cerexa also included a second development-stage hospital-based antibiotic, ME1036, which had shown activity against both aerobic and anaerobic gram-positive and gram-negative bacteria in preclinical studies. The Company has discontinued development of the ME1036 compound. The rights to ceftaroline and ME1036 are in-licensed by Cerexa on an exclusive basis from Takeda Pharmaceutical Company and Meiji Seika Kaisha, Ltd., respectively. The Company will be obligated to pay an additional $100,000 in the event that annual United States sales of ceftaroline exceed $500,000 during the five year period following product launch. The acquisition was accounted for under the purchase method of accounting and accordingly, Cerexa's results of operations are included in the accompanying consolidated financial statements from the acquisition date.

Of the $494,000 purchase price, $476,000 was assigned as in-process research and development (or IPR&D). Substantially all of this charge represented the value assigned to ceftaroline, which had completed a Phase II clinical trial program in patients with complicated skin and skin structure infections (or cSSSI). Ceftaroline is being developed initially for the cSSSI indication and the treatment of community acquired pneumonia (or CAP). Phase III studies of ceftaroline for cSSSI began in February 2007. ME1036 was still in preclinical development at the acquisition date. These compounds had not yet achieved regulatory approval for marketing and consequently, the IPR&D was taken as a charge against income during the fourth quarter of fiscal 2007. This charge was not deductible for tax purposes.

In order to determine the estimated fair value of IPR&D, the "income method" was utilized. This method applies a probability weighting to the estimated future net cash flows that are derived from projected sales revenues and estimated costs. These projections are based on factors such as relevant market size, patent protection, historical pricing of similar products and expected industry trends. The estimated future net cash flows were then discounted to the present value using a discount rate of 16%. This analysis was performed for each compound independently.

For purposes of applying the income method, the projected launch dates following FDA approval were estimated for ceftaroline and ME1036, at which times the Company would expect the resulting products to generate cash flows. The cost to complete these development programs will depend on whether these programs are brought to their final stages of development and are ultimately submitted to the FDA for approval. All internal and external research and development expenses are expensed as incurred. All of the development programs are subject to the normal risks and uncertainties associated with demonstrating the safety and efficacy required to obtain FDA or other regulatory approvals.

In June 2008, the Company reported positive results from two globally conducted, multi-center Phase III studies of ceftaroline for cSSSI. Two Phase III studies for CAP are ongoing and results of those studies are expected by the second quarter of calendar 2009. The data from these two indications, if supportive, will serve as the planned submission package to the FDA for initial marketing approval, anticipated to be filed around the end of calendar 2009.

7. Fair value measurements *(In thousands)*:

In the first quarter of fiscal 2009, the Company adopted SFAS 157, "Fair Value Measurements." This pronouncement defines fair value, establishes a framework for measuring fair value under GAAP and requires expanded disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but rather generally applies to other accounting pronouncements that require or permit fair value measurements. SFAS 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and defines fair value as the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow) and the cost approach (cost to replace the service capacity of an asset or replacement cost). These valuation techniques are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. SFAS 157 utilizes a fair value hierarchy that prioritizes inputs to fair value measurement techniques into three broad levels. The following is a brief description of those three levels:

Level 1: Observable inputs such as quoted prices for identical assets or liabilities in active markets.

Level 2: Observable inputs other than quoted prices that are directly or indirectly observable for the asset or liability, including quoted prices for similar assets or liabilities in active markets; quoted prices for similar or identical assets or liabilities in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3: Unobservable inputs that reflect the reporting entity's own assumptions.

The Company's financial assets adjusted to fair value at March 31, 2009 are its commercial paper investments included in cash and cash equivalents, money market accounts, municipal bonds and notes, variable rate demand notes, floating rate notes and auction rate securities (or ARS). These assets are subject to the measurement and disclosure requirements of SFAS 157. The Company adjusts the value of these instruments to fair value each reporting period. No adjustment to retained earnings resulted from the adoption of SFAS 157.

The following table presents the level within the fair value hierarchy at which the Company's financial assets are carried at fair value and measured on a recurring basis:

Description	Fair value at March 31, 2009	Quoted prices in active markets for identical assets (Level 1)	Significant other observable market inputs (Level 2)	Unobservable market inputs (Level 3)
Money market accounts	$1,144,662	$1,144,662		
Municipal bonds and notes	218,246		$218,246	
Commercial paper	969,446	411,530	557,916	
Variable rate demand notes	158,309		158,309	
Floating rate notes	367,747		367,747	
Auction rate securities	36,839			$36,839

As of March 31, 2009, the Company has determined the value of the ARS portfolio based upon a discounted cash flow model. The assumptions used in the valuation model include estimates for interest rates, timing and the amount of cash flows and expected holding periods for the ARS. As a result of this analysis, for the year ended March 31, 2009, the Company recorded a temporary impairment loss of $1,906 relating to the ARS portfolio. The following table presents a reconciliation of the Level 3 investments measured at fair value on a recurring basis using unobservable inputs:

	Year Ended March 31, 2009
Balance at March 31, 2008	$
Transfers to Level 3	38,795
Sales	(50)
Gains and losses reported in	
Accumulated other comprehensive income	(1,906)
Balance at March 31, 2009	**$36,839**

There were no purchases or material realized gains or losses within the Level 3 ARS during the year ended March 31, 2009.

Money market accounts are included in cash and cash equivalents on the accompanying balance sheets and are classified as Level 1 assets. Certain commercial paper investments are also classified as Level 1 assets because they consist of publicly traded securities which are priced and actively traded on a daily basis.

Certain of the Company's commercial paper and all of the Company's variable rate demand notes, municipal bonds and notes and floating rate notes are based on Level 2 inputs in the SFAS 157 fair value hierarchy.

The Company holds investments in ARS amounting to $36,839 (with underlying maturities from 22.8 to 33.2 years) of which $23,500 are collateralized by student loans. Substantially all such collateral in the aggregate is guaranteed by the U.S. government under the Federal Family Education Loan Program. The balance of the ARS investments of $13,339 are issued by local municipal governments. Liquidity for these securities was normally dependent on an auction process that resets the applicable interest rate at pre-determined intervals, ranging from 7 to 35 days. Beginning in February 2008, the auctions for the ARS held by the Company and others were unsuccessful, requiring the Company to continue to hold them beyond their typical auction reset dates. Auctions fail when there is insufficient demand. However, this does not represent a default by the issuer of the security. Upon an auction's failure, the interest rates reset based on a formula contained in the security. The rate is generally equal to or higher than the current market rate for similar securities. The securities will continue to accrue interest and be auctioned until one of the following occurs: the auction succeeds; the issuer calls the securities; or the securities mature.

The Company classifies the ARS as non-current assets held for sale under the heading "Marketable securities" in the Company's balance sheets at fair value. During the year ended March 31, 2009, the Company changed the classification of the ARS portfolio from Level 2 to Level 3 within the fair value hierarchy due to the lack of observable inputs and continued absence of trading activity.

8. Marketable securities *(In thousands)*:

Available-for-sale debt securities consist of the following:

March 31, 2009	Estimated fair value	Gains in accumulated other comprehensive income	Losses in accumulated other comprehensive income
Current:			
Variable rate demand notes	$ 158,309		
Municipal bonds and notes	145,845	$1,269	
Commercial paper	856,349	3,156	
Floating rate notes	81,514		($ 1,287)
Total current securities	1,242,017	4,425	(1,287)
Noncurrent:			
Municipal bonds and notes	72,401	609	
Commercial paper	54,320		(463)
Auction rate notes	36,839		
Floating rate notes	286,233		(68,503)
Total noncurrent securities	449,793	609	(68,966)
Total available-for-sale debt securities	**$1,691,810**	**$5,034**	**($70,253)**

March 31, 2008	Estimated fair value	Gains in accumulated other comprehensive income	Losses in accumulated other comprehensive income
Current:			
Variable rate demand notes	$ 307,045	$ 10	
Municipal bonds and notes	59,144	309	
Commercial paper	684,506	3,393	
Floating rate notes	22,422		($ 506)
Total current securities	1,073,117	3,712	(506)
Noncurrent:			
Municipal bonds and notes	70,009	798	
Auction rate notes	55,340		
Floating rate notes	409,131		(18,297)
Total noncurrent securities	534,480	798	(18,297)
Total available-for-sale debt securities	**$1,607,597**	**$4,510**	**($18,803)**

Proceeds from the sales of available-for-sale debt securities were $2,151,929 and $2,983,699 during fiscal years 2009 and 2008, respectively. Gross realized gains on those sales during fiscal years 2009 and 2008 were $20,077 and $22,318, respectively. For purposes of determining gross realized gains and losses, the cost of securities is based on average cost. Net unrealized holding losses on available-for-sale debt securities in the amount of $65,219 and $14,293 for the years ended March 31, 2009 and March 31, 2008, respectively, have been included in Stockholders' equity: Accumulated other comprehensive income.

Contractual maturities of available-for-sale debt securities at March 31, 2009, are as follows:

	Estimated fair value
Within one year	$1,242,017
1-5 years	360,327
5-10 years	44,007
After 10 years	45,459
	$1,691,810

Actual maturities may differ from contractual maturities because some borrowers have the right to call or prepay obligations with or without call penalties.

The Company currently invests funds in variable rate demand notes that have major bank liquidity agreements, municipal bonds and notes, commercial paper including money market instruments, auction rate securities and floating rate notes. Certain securities are subject to a hard-put option(s) where the principal amount is contractually assured by the issuer and any resistance to the exercise of these options would be deemed as a default by the issuer. Such a potential default would be reflected in the issuer's respective credit rating, for which the Company maintains investment grade requirements pursuant to its corporate investment guidelines. While the Company believes its investments that have net unrealized losses are temporary, further declines in the value of these investments may be deemed other-than-temporary if the credit and capital markets were to continue to deteriorate in future periods. The Company has the ability and intends to hold its investments until a recovery of fair value, which may be at maturity. Therefore, the Company does not consider these investments to be other-than-temporarily impaired and will continue to monitor global market conditions to minimize the uncertainty of impairments in future periods.

9. Intangible assets and license agreements *(In thousands, except amortization periods which are stated in years)*:

License agreements, product rights and other intangibles consist of the following:

			March 31, 2009		**March 31, 2008**
	Weighted average amortization period	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Amortized intangible assets:					
License agreements	12	$196,300	$110,643	$191,300	$ 95,374
Product rights	11	68,206	35,394	71,350	29,963
Buy-out of royalty agreements	11	465,061	91,274	465,061	82,768
Trade names	20	34,190	28,573	34,190	26,076
Non-compete agreements	13	16,000	16,000	16,000	16,000
Other	1	3,921	3,897	3,921	3,854
Total	11	**$783,678**	**$285,781**	**$781,822**	**$254,035**

Amortization of license agreements, product rights and other intangibles was charged to selling, general and administrative expense for fiscal years ended March 2009, 2008 and 2007 and amounted to approximately $53,241, $44,646 and $54,736, respectively. Future annual amortization expense expected is as follows:

Years ending March 31,	
2010	$ 30,675
2011	22,397
2012	38,186
2013	42,020
2014	42,303
	$175,581

In January 2009, the Company received marketing approval for Savella™, its selective serotonin and norepinephrine dual reuptake inhibitor for the management of fibromyalgia. Upon approval, the Company paid Cypress Bioscience, Inc., its licensor for the product, $25,000. This milestone payment is currently being amortized using the straight-line method over the useful life of the product and is being recorded to selling, general and administrative expense.

In fiscal 2009, the Company entered into two license agreements: the first was with Phenomix Corporation to co-develop and co-promote dutogliptin, a proprietary orally administered, small molecule dipeptidyl-peptidase-4 (DPP-4) inhibitor that is being developed for Type II diabetes. The second was with Pierre Fabre Medicament to develop and commercialize F2695, a propriety selective norepinephrine and serotonin reuptake inhibitor that is being developed for the treatment of depression and other central nervous system disorders. Pursuant to each of these agreements, the Company paid an upfront license fee of $75,000 to each partner. These fees were recorded to research and development expense since these products are in the early stages of development.

In fiscal 2008, the Company made a milestone payment of $20,000 to Daiichi Sankyo (or Sankyo) for the co-promotion rights to Azor®. In May 2008 the Company and Sankyo terminated this co-promotion agreement for Azor, effective July 1, 2008. As a result of terminating the agreement, the Company recorded a one-time charge of approximately $44,100 to selling, general and administrative expense which was comprised of a termination fee of approximately $26,600 and $17,500 related to the unamortized portion of the initial upfront payment.

In December 2007, the Company received marketing approval from the FDA for Bystolic®, its beta-blocker for the treatment of hypertension. Upon approval, the Company paid Mylan Inc. (or Mylan), its licensor for the product, $25,000. This milestone payment is currently being amortized using the straight-line method over the useful life of the product and is being recorded to selling, general and administrative expense. In February 2008, the Company and Mylan amended their agreement which terminated Mylan's further commercial rights for Bystolic and reduced the Company's future payment obligations to Mylan. Pursuant to the amendment, the Company paid Mylan $370,000 and remains obligated to pay Mylan its original contractual royalties for a period of three years after which the royalty rate will be reduced. The payment will be amortized over its useful life, beginning in the fourth quarter of fiscal 2011 through patent expiry in fiscal 2022. Amortization will be recorded in proportion to revenues, based on forecasted sales reconciled periodically. This amount was recorded to Buy-out of royalty agreements.

In fiscal 2008, the Company entered into two license agreements: the first was with Ironwood Pharmaceuticals, Inc. (or Ironwood) for their first-in-class compound linaclotide, currently being developed for the treatment of constipation predominant irritable bowel syndrome and chronic constipation. The second was with Novexel, S.A. (or Novexel) for the development of Novexel's novel intravenous beta-lactamase inhibitor, NXL104 in combination with the Company's ceftaroline. Pursuant to these agreements, the Company paid upfront license fees of $70,000 to Ironwood and $110,000 to Novexel. These upfront payments were recorded to research and development expense since these products are in the early stages of development.

Also in fiscal 2008, the Company determined that certain license agreements and product rights were impaired due to a significant reduction in sales of those products because of heightened competition which amounted to $5,080. All impairments were included in amortization expense.

10. Accrued expenses *(In thousands)*:

Accrued expenses consist of the following:

March 31,	2009	2008
Managed care and Medicaid rebates	$213,384	$173,705
Employee compensation and other benefits	101,041	111,129
Clinical research and development costs	51,085	65,608
Reserve for USAO investigation (see Note 14)	170,000	
Other	165,126	36,663
	$700,636	**$387,105**

11. Debt facility *(In thousands)*:

On December 7, 2007, the Company established a $500,000 revolving credit facility for the purpose of providing additional financial liquidity for the financing of business development and corporate strategic initiatives. The facility can be increased up to $750,000 based upon agreement with the participating lenders and expires on December 7, 2012. As of May 28, 2009, the Company has not drawn any funds from the available credit. The utilization of the revolving credit facility is subject to the adherence to certain financial covenants such as leverage and interest coverage ratios.

12. Commitments *(In thousands)*:

Leases: The Company leases manufacturing, office and warehouse facilities, equipment and automobiles under operating leases expiring through fiscal 2018. Rent expense approximated $35,857, $34,630 and $33,149 for fiscal years ended March 31, 2009, 2008 and 2007, respectively. Future minimum rental payments under noncancellable leases are as follows:

Years ending March 31,	
2010	$ 35,438
2011	28,605
2012	19,162
2013	13,310
2014	12,249
Thereafter	36,469
	$145,233

Royalty agreements: The Company has royalty agreements on certain of its licensed products. Royalties are paid based on a percentage of sales, as defined. For fiscal years ended March 31, 2009, 2008 and 2007, royalty expense amounted to $616, $1,071 and $4,742, respectively.

License agreements: The Company has entered into several license and collaboration agreements for products currently under development. Pursuant to these agreements, the Company may be obligated in future periods to make additional milestone payments totaling approximately $966,000. These milestone payments become due and are payable only upon the achievement of certain research and development (approximately $460,000) and regulatory approval (approximately $506,000) milestones. The specific timing of such milestones cannot be predicted and depend upon future clinical developments as well as regulatory agency actions which cannot be predicted with certainty (including actions which may never occur). Further, under the terms of certain licensing agreements, the Company may be obligated to pay commercial milestones contingent upon the achievement of specific sales levels. Due to the long-range nature of such commercial milestone amounts, they are neither probable at this time nor predictable.

Inventory purchase commitments: The Company has inventory purchase commitments of $112,256 as of March 31, 2009.

13. Stockholders' equity *(In thousands, except per share data)*:

In August 2007, the stockholders of the Company voted to adopt the 2007 Equity Incentive Plan (or the 2007 Plan) which replaces and supersedes all prior stock option plans. Under the 2007 Plan, 13,950 shares were authorized to be issued to employees of the Company and its subsidiaries at prices not less than the fair market value of the common stock at the date of grant. The 2007 Plan provides for the granting of incentive and nonqualified stock options, restricted stock, stock appreciation rights and stock equivalent units. These awards generally vest in three to five years. Stock option grants may be exercisable for up to ten years from the date of issuance.

The following table summarizes information about stock options outstanding at March 31, 2009:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$12.29 to $30.00	3,283	6.2	$19.86	1,288	$13.35
30.01 to 50.00	12,564	4.2	39.74	7,448	39.55
50.01 to 76.66	3,006	4.0	54.18	1,739	55.99
	18,853	4.5	38.58	**10,475**	39.05

Transactions under the stock plans are summarized as follows:

	Shares	Weighted average exercise price	Weighted average remaining contractual life (in years)	Aggregate intrinsic value
Stock options:				
Outstanding at March 31, 2006 (at $4.55 to $76.66 per share)	24,065	$33.98		
Granted (at $38.94 to $51.54 per share)	3,859	49.35		
Exercised (at $4.55 to $53.23 per share)	(8,568)	24.84		
Forfeited	(1,132)	38.90		
Outstanding at March 31, 2007 (at $5.64 to $76.66 per share)	18,224	40.91		
Granted (at $37.26 to $51.96 per share)	3,248	38.68		
Exercised (at $5.64 to $53.23 per share)	(734)	36.68		
Forfeited	(1,444)	44.62		
Outstanding at March 31, 2008 (at $9.77 to $76.66 per share)	19,294	40.38		
Granted (at $20.55 to $38.33 per share)	2,989	28.62		
Exercised (at $9.77 to $38.94 per share)	(715)	14.88		
Forfeited	(2,715)	46.13		
Outstanding at March 31, 2009 (at $12.29 to $76.66 per share)	**18,853**	**$38.58**	**4.5**	**$11**
Exercisable at March 31, 2009	**10,475**	**$39.05**	**2.8**	**$11**

	Shares	Weighted average grant date fair value
Restricted stock:		
Outstanding at March 31, 2007		
Granted	453	$37.33
Vested	(2)	39.88
Outstanding at March 31, 2008	451	37.32
Granted	1,086	25.44
Vested	(133)	37.31
Forfeited	(44)	36.33
Outstanding at March 31, 2009	**1,360**	**$27.87**

At March 31, 2009, 6,293 shares were available for grant.

The total intrinsic value of stock options exercised during the years ended March 31, 2009, 2008 and 2007 was $8,234, $9,461, and $203,105, respectively, and the total intrinsic value of restricted stock vested during the years ended March 31, 2009 and 2008 was $3,366 and $62, respectively. The weighted average grant date fair value per stock option granted during the years ended March 31, 2009, 2008 and 2007 were $11.19, $15.20 and $16.52, respectively. The total cash received as a result of stock option exercises for the years ended March 31, 2009, 2008 and 2007 was approximately $10,630, $26,655 and $210,920, respectively. In connection with these exercises, the tax benefit realized was $2,419, $1,755 and $80,225, respectively. The Company settles employee stock option exercises with newly issued common shares.

14. Contingencies *(In thousands)*:

The Company remains a defendant in actions filed in various federal district courts alleging certain violations of the federal anti-trust laws in the marketing of pharmaceutical products. In each case, the actions were filed against many pharmaceutical manufacturers and suppliers and allege price discrimination and conspiracy to fix prices in the sale of pharmaceutical products. The actions were brought by various pharmacies (both individually and, with respect to certain claims, as a class action) and seek injunctive relief and monetary damages. The Judicial Panel on Multi-District Litigation ordered these actions coordinated (and, with respect to those actions brought as class actions, consolidated) in the Federal District Court for the Northern District of Illinois (Chicago) under the caption *"In re Brand Name Prescription Drugs Antitrust Litigation."*

On November 30, 1998, the defendants remaining in the consolidated federal class action (which proceeded to trial beginning in September 1998), including the Company, were granted a directed verdict by the trial court after the plaintiffs had concluded their case. In ruling in favor of the defendants, the trial judge held that no reasonable jury could reach a verdict in favor of the plaintiffs and stated "the evidence of conspiracy is meager, and the evidence as to individual defendants paltry or non-existent." The Court of Appeals for the Seventh Circuit subsequently affirmed the granting of the directed verdict in the federal class case in the Company's favor.

Following the Seventh Circuit's affirmation of the directed verdict in the Company's favor, the Company secured the voluntary dismissal of the conspiracy allegations contained in all of the federal cases brought by individual plaintiffs who elected to "opt-out" of the federal class action, which cases were included in the coordinated proceedings, as well as the dismissal of similar conspiracy and price discrimination claims pending in various state courts. The Company remains a defendant, together with other manufacturers, in many of the federal opt-out cases included in the coordinated proceedings to the extent of claims alleging price discrimination in violation of the Robinson-Patman Act. While no discovery or other significant proceedings with respect to the Company has been taken to date in respect of such claims, there can be no assurance that the Company will not be required to actively defend such claims or to pay substantial amounts to dispose of such claims. However, by way of a decision dated January 25, 2007, the judge handling the Robinson-Patman Act cases for certain of a smaller group of designated defendants whose claims are being litigated on a test basis, granted summary judgment to those designated defendants due to plaintiffs' failure to demonstrate any antitrust injury. Subsequently, the Court also granted the designated defendants' motion for summary judgment with respect to plaintiffs' effort to obtain injunctive relief. It is likely that the plaintiffs will pursue an appeal of both rulings.

In December 2008, the Company entered into a definitive Stipulation of Settlement with respect to consolidated securities class action cases pending against the Company and certain of its executive officers in the United States District Court for the Southern District of New York under the caption *"In re Forest Laboratories, Inc. Securities Litigation"* pursuant to which the Company paid $65 million to settle these actions. The cases alleged that defendants made materially false and misleading statements and omitted to state material facts with respect to the Company's drugs for the treatment of depression. The settlement was approved by the Court following a hearing held in April 2009. While the Company believes a majority of the settlement will be covered by its insurance and is engaged in discussions with the carriers concerning their liability for payment, the Company has recorded a $25 million provision in connection with this settlement. In addition, the Company's directors and certain of its officers have been named as defendants in two derivative actions purportedly brought on behalf of the Company, filed in the same Court and consolidated under the caption *"In re Forest Laboratories, Inc. Derivative Litigation, 05-CV-3489 (RJH)."* The complaints in these derivative actions allege that the defendants have breached their fiduciary duties by, among other things, causing Forest to misrepresent its financial results and prospects, selling shares of its common stock while in possession of proprietary non-public information concerning its financial condition and future prospects, abusing its control and mismanaging the Company and wasting corporate assets. The complaint seeks damages in an unspecified amount and various forms of equitable relief. In September 2006, the Court granted the Company's motion to dismiss this case on the ground that the plaintiffs failed to make a pre-suit demand on its Board of Directors. By stipulation, plaintiffs appeal of this decision to the United States Court of Appeals for the Second Circuit and any other actions in this litigation have been stayed until June 30, 2009.

In April 2009, a new derivative action captioned *Arnold Wandel, derivatively, Plaintiff vs. Howard Solomon, Lawrence S. Olanoff, et al, Defendants and Forest Laboratories, Inc. and Forest Pharmaceuticals, Inc., Nominal Defendants* was filed in New York State Supreme Court, alleging that the Company's directors and certain of its officers breached their fiduciary duties to the Company in connection with disclosure of Celexa and Lexapro pediatric studies and alleged improper marketing of Celexa and Lexapro, and thereby caused the Company to be harmed by incurring the $65 million settlement of the securities class action described above and exposed the Company to possible damages and fines in connection with the matters alleged in the amended complaint filed by the United States Government in the *qui tam* actions described below. The complaint also alleges that some defendants sold shares of the Company's stock at inflated prices and thereby harmed the Company (even though the shares were not purchased by the Company). Most of the substantive allegations in this complaint (other than those relating specifically to the recently filed amended complaint in the *qui tam* actions described below) were also made in the derivative action in federal court described above which was dismissed because the plaintiffs did not make a pre-suit demand on the Company's Board of Directors. The Company intends to vigorously defend this action.

Forest Laboratories, Inc. and Forest Pharmaceuticals, Inc. are named, in one capacity or another, as defendants, along with numerous other manufacturers of pharmaceutical products in various actions which allege that the plaintiffs (all governmental entities) were overcharged for their share of Medicaid drug reimbursement costs as a result of reporting by manufacturers of "average wholesale prices" (or AWP) which did not correspond to actual provider costs of prescription drugs. Actions brought by nearly all of the counties of the State of New York (first action commenced January 14, 2003) and by the State of Iowa (commenced October 9, 2007) are pending in the United States District Court for the District of Massachusetts under the caption *"In re Pharmaceutical Industry AWP Litigations"* for coordinated treatment. In addition, various state court actions are pending in actions brought by the States of Alabama (commenced January 26, 2005), Alaska (commenced October 6, 2006), Hawaii (commenced April 27, 2006), Idaho (commenced June 8, 2007), Illinois (commenced February 7, 2005), Mississippi (commenced October 20, 2005), and Kansas (commenced November 3, 2008), as well as actions brought by the Commonwealth of Kentucky (commenced November 4, 2004) and the State of Utah (commenced in May 2008). Furthermore, state court actions pending in the State Court of New York were brought by three of the New York counties, Erie (commenced March 8, 2005), Schenectady (commenced May 10, 2006) and Oswego (commenced May 11, 2006).

Motions to dismiss have been filed with respect to most of the actions. While the motions to dismiss largely have been denied, some claims have been dismissed, including RICO claims brought by various New York counties whose remaining claims are pending in the MDL proceeding in Massachusetts. The Utah motion was granted with leave to replead. Discovery is ongoing. As of the date of this report, a trial is scheduled with respect to Forest in Hawaii on July 5, 2010. In May 2009, several defendants, including the Company, reached an agreement in principle to settle the action brought by the State of Alabama. The Company's share of the settlement payment is not material to the Company's financial condition or results of operations and is fully covered by established reserves. It is not anticipated that any other trials involving the Company will take place before the end of calendar 2010.

The United States Attorney's Office for the District of Massachusetts is investigating whether the Company may have committed civil or criminal violations of the federal "Anti-Kickback" laws and laws and regulations related to "off-label" promotional activities in connection with our marketing of Celexa, Lexapro and other products. As part of this investigation, the Company received a subpoena from the Office of Inspector General of the Federal Office of Personnel Management requesting documents relating to Celexa and have subsequently received further subpoenas from the United States Attorney's Office concerning Lexapro and other products, including Namenda and Combunox. The subpoenas request documents relating to a broad range of its marketing and promotional activities during the period from January 1, 1997 to the present. In April 2006, the Company received an additional subpoena from the United States Attorney's Office for the District of Massachusetts requesting documents concerning its manufacture and marketing of Levothroid, our levothyroxine supplement for the treatment of hypothyroidism. The Company understands that this subpoena was issued in connection with that office's investigation of potential civil or criminal violation of federal health laws in connection with Levothroid. In connection with this investigation, in February 2009 the United States Attorney's Office filed an amended complaint against the Company in two *qui tam* lawsuits relating to the Company's marketing practices which had been filed under seal. The amended complaint, under the caption *"United States of America ex rel. Christopher R. Gobble, et al. v. Forest Laboratories, Inc. and Forest Pharmaceuticals, Inc.; United States of America ex rel. Joseph Piacentile, et al. v. Forest Laboratories, Inc."* was made publicly available in February 2009. The amended complaint details allegations of the government's view of the Company's conduct and includes allegations with respect to off-label promotion, activities deemed to be "kickbacks" and disclosure issues relating to a failed pediatric trial of Lexapro. The Company is continuing to cooperate with this investigation and to discuss these issues with the government. During fiscal 2009, the Company recorded an expense of $170 million in connection with this investigation and litigation. There can be no assurance that a negotiated resolution of these matters can be achieved or that any such resolution will not require payments in excess of this reserve.

In March 2009, the Company was named as a defendant in two actions purportedly brought as class actions on behalf of various persons and entities that purchased or reimbursed the purchase of Celexa or Lexapro from 1998 to the present for use by a minor. One such action, captioned *"Universal Care, Inc., Angela Jaeckel and Melvin M. Fullmer v. Forest Pharmaceuticals, Inc. and Forest Laboratories, Inc."*, was brought in the United States District Court for the Eastern District of Missouri; the other action is captioned *"New Mexico UFCW Union's and Employers' Health and Welfare Trust Fund v. Forest Laboratories, Inc., Forest Pharmaceuticals, Inc., Pfizer, Inc. and Warner Lambert Company"* and was brought in the United States District Court for the Eastern District of New York. The cases allege Federal and state law causes of action arising from the Company's marketing of Celexa and Lexapro. The Company intends to vigorously defend against these actions, which are in the preliminary stage. The Company has initially filed a motion to consolidate these actions, together with any similar actions which may be filed in the future, in a multi-district proceeding.

The Company received a subpoena dated January 26, 2006 from the United States Attorney's Office for the District of Massachusetts requesting documents related to its commercial relationship with Omnicare, Inc. (or Omnicare), a long-term care pharmacy provider, including but not limited to documents concerning its contracts with Omnicare, and rebates and other payments made by the Company to Omnicare. The Company understands that the subpoena was issued in connection with that office's investigation of potential criminal violations of federal healthcare laws by Omnicare and potentially others and is cooperating in this investigation.

In September 2007, the United States Court of Appeals for the Federal Circuit upheld the validity of the Company's composition of matter patent covering Lexapro and the decision of the United States District Court for the District of Delaware granting the Company an injunction preventing Teva Pharmaceuticals (or Teva) from marketing a generic version of Lexapro. In July 2006, the Company and Lundbeck commenced similar patent infringement litigation against Caraco Pharmaceutical Laboratories, Ltd. (or Caraco), who had filed an ANDA with the FDA seeking to market a generic equivalent to Lexapro, in the United States District Court for the Eastern District of Michigan under the caption *Forest Laboratories, Inc. et al. v. Caraco Pharmaceutical Laboratories, Ltd. et al.* Caraco has stipulated to infringing the Company's patent leaving only its invalidity defenses to be litigated. A five day bench trial originally scheduled to begin on April 27, 2009 was adjourned until June 1, 2009.

In February 2007, Caraco filed a single-count declaratory judgment action against the Company and Lundbeck in the United States District Court for the Eastern District of Michigan for non-infringement of a different patent for Lexapro that is listed in the FDA's Orange Book. After Forest and Lundbeck granted Caraco an irrevocable covenant not to sue, Chief Judge Freidman dismissed Caraco's action for lack of subject matter jurisdiction. On April 1, 2008, a three-judge panel of the United States Court of Appeals for the Federal Circuit reversed and remanded Chief Judge Freidman's decision. The Company's requests for panel rehearing and rehearing *en banc* at the Federal Circuit and *certiorari* at the Supreme Court were unsuccessful. Accordingly, the case is proceeding in the district court with a trial scheduled to begin on October 27, 2009.

In January 2009, Caraco also filed a single-count declaratory judgment action against the Company and Lundbeck in the United States District Court for the Eastern District of Michigan for non-infringement of a third patent for Lexapro that is listed in the FDA's Orange Book. In March 2009, the Company filed its Answer denying Caraco's claim and counterclaiming for patent infringement. No case schedule or trial date has been set.

Beginning in January 2008, the Company and Merz Pharma GmbH, our licensor for Namenda, commenced a series of patent infringement lawsuits in the United States District Court for the District of Delaware and other districts, including the United States District Court for the Eastern District of North Carolina, against several companies (including Teva, Mylan and Barr Laboratories, Inc.) who have notified us that they have filed ANDAs with the FDA seeking to obtain approval to market generic versions of Namenda. The lawsuits filed in districts other than Delaware were withdrawn after all but two defendants consented to jurisdiction in Delaware. The cases in Delaware have been consolidated under the caption *Forest Laboratories, Inc. et al. v. Cobalt Laboratories Inc. et al.* Two defendants have contested jurisdiction in such court and have moved to dismiss for lack of personal jurisdiction. The magistrate judge issued a Report and Recommendation in March 2009, finding that the cases against those defendants should be transferred to the District of New Jersey. The issue will now be considered by the district court judge. This action is currently in the discovery phase, with fact discovery currently scheduled to close on June 1, 2009 and expert discovery scheduled to be completed by September 11, 2009. A trial date has been set for April 5, 2010.

On July 14, 2006, the Company was named as a defendant, together with approximately 20 other pharmaceutical manufacturers and wholesalers in an action brought by RxUSA Wholesale, Inc. in the United States District Court for the Eastern District of New York under the caption *RxUSA Wholesale, Inc. v. Alcon Laboratories, et al.* The action alleges various antitrust and related claims arising out of an alleged concerted refusal by the defendant manufacturers and wholesalers to sell prescription drugs to plaintiff, a secondary drug wholesaler. Motions to dismiss have been filed by all of the defendants, and those motions are now *sub judice* before the court.

In April 2006, an action was commenced in the United States District Court for the Southern District of New York against the Company and Lundbeck under the caption *Infosint S.A. v. H. Lundbeck A/S, H. Lundbeck Inc. and Forest Laboratories, Inc.* In the action, the plaintiff alleges that the importation and sale in the United States of "citalopram products" by Lundbeck and the Company infringes certain claims of a manufacturing process patent owned by plaintiff. The action seeks injunctive relief as well as damages under U.S. patent laws. The Company believes that the plaintiff's claim is without merit. Further, the Company believes that its license agreements with Lundbeck require Lundbeck to indemnify the Company from the cost of defending this action and from any associated damages or awards. A trial is scheduled to begin on September 28, 2009.

The Company has been named in approximately 75 product liability lawsuits that remain active. Most of the lawsuits allege that Celexa or Lexapro caused or contributed to individuals committing or attempting suicide. Twenty-seven of these lawsuits allege that Celexa or Lexapro caused birth defects or persistent pulmonary hypertension in newborns. The suits seek substantial compensatory and punitive damages. The Company is vigorously defending these suits. A multi-district proceeding (or MDL) has been established for the suicidality-related litigation, with the federal court cases being transferred to Judge Rodney Sippel in the United States District Court for the Eastern District of Missouri. Except for two federal court cases, the birth defect cases have been consolidated in Cole County Circuit Court in Missouri.

The Company expects the MDL will ease the burden of defending these cases. While litigation is inherently subject to uncertainty and accordingly the Company cannot predict or determine the outcome of this litigation, the Company believes there is no merit to these actions and that the consolidated proceedings will promote the economical and efficient resolution of these lawsuits and provides the Company with a meaningful opportunity to vindicate the Company's products. The Company currently maintains $140 million of product liability coverage per "occurrence" and in the aggregate.

The Company received two subpoenas dated April 27, 2007 from the Office of the Attorney General of the State of Delaware requesting documents relating to its use of the "nominal price" exception to the Medicaid program's "Best Price" rules. The Company understands that comparable subpoenas have been or will be issued to other pharmaceutical manufacturers as part of that office's investigation of the use of the "nominal price" exception. The Company has complied with the subpoenas.

The Company is also subject to various legal proceedings that arise from time to time in the ordinary course of its business. Although the Company believes that the proceedings brought against it, including the product liability cases described above, are without merit and it has product liability and other insurance, litigation is subject to many factors which are difficult to predict and there can be no assurance that the Company will not incur material costs in the resolution of these matters.

15. Income taxes *(In thousands)*:

The components of income before income tax expense were:

Years ended March 31,	2009	2008	2007
U.S.	$238,219	$ 440,271	($ 26,935)
Foreign	732,315	770,126	735,779
Income before income tax expense	**$970,534**	**$1,210,397**	**$708,844**

The provision for income taxes consists of the following:

Years ended March 31,	2009	2008	2007
Current:			
U.S. federal	$149,739	$194,491	$248,846
State and local	20,263	18,139	15,397
Foreign	46,884	56,885	61,230
	216,886	269,515	325,473
Deferred:			
U.S.	(11,943)	(26,549)	(79,147)
Foreign	(2,152)	(502)	8,415
	(14,095)	(27,051)	(70,732)
	$202,791	**$242,464**	**$254,741**

The reasons for the difference between the provision for income taxes and expected federal income taxes at statutory rates are as follows:

Years ended March 31, percentage of income before income tax expense	2009	2008	2007
U.S. statutory rate	35.0%	35.0%	35.0%
Acquired in-process research and development			23.5
Effect of foreign operations	(18.9)	(14.5)	(21.8)
Research credit	(1.3)	(1.6)	(2.2)
State and local taxes, less federal tax benefit	0.7	1.4	2.4
Government investigation	3.1	0.0	0.0
Permanent differences and other items	2.3	(0.3)	(1.0)
	20.9%	**20.0%**	**35.9%**

The Company's effective tax rate for fiscal years 2009 and 2008 is lower than the federal statutory rate principally as a result of the proportion of earnings generated in lower-taxed foreign jurisdictions as compared with the United States. The Company's effective tax rate in fiscal 2007 was higher than the federal statutory rate principally as a result of the in-process R&D expensed as part of the Cerexa acquisition completed in January 2007.

Net deferred income taxes relate to the following timing differences:

March 31,	2009	2008
Inventory reserves	$ 53,505	$ 47,278
Receivable allowances and other reserves	40,302	93,900
Depreciation	1,430	(2,097)
Amortization	82,871	52,212
Carryforwards and credits	73,305	81,334
Accrued liabilities	12,732	21,548
Employee stock option tax benefits	8,455	1,932
Other (includes reserve for legal contingencies)	67,242	12,723
	339,842	308,830
Valuation allowance	(21,273)	(23,772)
Deferred taxes, net	**$318,569**	**$285,058**

The Company has certain state and local net operating loss carryforwards as well as excess charitable contribution carryovers which are available to reduce future U.S. federal and state taxable income, expiring at various times between 2009 and 2025. Although not material, valuation allowances have been established for a portion of deferred tax assets acquired as part of the Cerexa purchase as the Company determined that it was more likely than not that these benefits will not be realized.

No provision has been made for income taxes on the undistributed earnings of the Company's foreign subsidiaries of approximately $3,367,794 at March 31, 2009 as the Company intends to indefinitely reinvest such earnings.

The Company accrues liabilities for identified tax contingencies that result from positions that are being challenged or could be challenged by tax authorities. The Company believes that its accrual for tax liabilities is adequate for all open years, based on Management's assessment of many factors, including its interpretations of the tax law and judgments about potential actions by tax authorities. However, it is possible that the ultimate resolution of any tax audit may be materially greater or lower than the amount accrued.

The Company's income tax returns for fiscal years prior to 1999 in most jurisdictions and prior to 2002 in Ireland are no longer subject to review as such fiscal years are generally closed. Tax authorities in various jurisdictions are in the process of reviewing the Company's tax returns for various post-1999 fiscal years, including the Internal Revenue Service (or IRS), which has concluded its examination of the Company's U.S. federal income tax returns for fiscal 2002 and 2003. In connection with that examination, in July 2007, the IRS issued a notice of proposed adjustment primarily relating to the Company's intercompany transfer pricing methodology. On November 5, 2007, the IRS issued a Revenue Agent Report which seeks to assess approximately $206.7 million of additional U.S. corporation income tax relating to the examination period, excluding interest and penalties. The Company continues to disagree with the IRS position and adjustment because it believes that it is inconsistent with applicable tax laws and the Company intends to defend its position vigorously. In accordance with the Company's taxpayer appeals rights, a formal written protest of the proposed adjustment has been filed with the IRS and the matter is in administrative appeals.

While the resolution of this issue may result in tax liabilities that are greater or less than the reserves established, Management believes that the ultimate resolution will not have a material effect on the Company's financial position or liquidity. If the IRS prevails in a position that increases the U.S. tax liability in excess of established reserves, it is likely that the IRS could make similar claims for years subsequent to fiscal 2003 which could be material. At this time Management believes that it is unlikely that the ultimate outcome will be determined within the next 12 months.

As of March 31, 2009, the Company's consolidated balance sheet reflects UTBs (or unrecognized tax benefits) of $228,534, of which $213,866 would impact the effective tax rate if recognized. A reconciliation of the beginning and ending amount of UTBs is as follows:

	2009	2008
Balance as of April 1	$178,471	$143,605
Additions related to prior year positions	26,264	16,883
Reduction related to prior year positions	(15,885)	(24,435)
Additions related to current year positions	39,684	42,418
Balance as of March 31	**$228,534**	**$178,471**

The Company recorded interest related to UTBs in income tax expense and related liability accounts on the balance sheet. During the fiscal years ended March 31, 2009 and 2008, the Company recognized $15,915 and $9,599 of interest and penalties, respectively. Accrued interest related to UTBs totaled $35,854 and $19,939 as of March 31, 2009 and 2008, respectively.

It is anticipated that the amount of UTBs will not change significantly within the next 12 months.

16. Quarterly financial data (unaudited) *(In thousands, except per share data)*:

	Net sales	Gross profit	Net income	Diluted earnings per share
2009				
First quarter	$893,745	$696,405	$242,920	$0.79
Second quarter	925,570	720,569	244,086	0.80
Third quarter	920,013	713,359	187,975	0.62
Fourth quarter	896,727	689,042	92,762	0.31
2008				
First quarter	$842,616	$656,376	$268,162	$0.83
Second quarter	842,337	652,345	225,244	0.71
Third quarter	918,146	704,640	301,757	0.96
Fourth quarter	898,703	688,327	172,770	0.55

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of Management and the Board; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2009. In making this assessment, Management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment and those criteria, Management believes that we maintained effective internal control over financial reporting as of March 31, 2009.

Our independent registered public accounting firm has issued an attestation report on Management's assessment of our internal control over financial reporting which is included herein.

Howard Solomon
Chairman and
Chief Executive Officer

Francis I. Perier, Jr.
Senior Vice President-Finance and
Chief Financial Officer

May 29, 2009

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Forest Laboratories, Inc.
New York, New York

We have audited Forest Laboratories, Inc. and Subsidiaries' internal control over financial reporting as of March 31, 2009, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Forest Laboratories, Inc. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, "Internal Control Over Financial Reporting." Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Forest Laboratories, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Forest Laboratories, Inc. and Subsidiaries as of March 31, 2009 and March 31, 2008 and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2009, and our report dated May 28, 2009 expressed an unqualified opinion thereon.

BDO Seidman, LLP

New York, New York
May 28, 2009

Board of Directors and Stockholders
Forest Laboratories, Inc.
New York, New York

We have audited the accompanying consolidated balance sheets of Forest Laboratories, Inc. and Subsidiaries as of March 31, 2009 and 2008, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Forest Laboratories, Inc. and Subsidiaries at March 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective April 1, 2007 Forest Laboratories, Inc. and Subsidiaries adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109".

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Forest Laboratories, Inc. and Subsidiaries' internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated May 28, 2009 expressed an unqualified opinion thereon.

BDO Seidman, LLP

New York, New York
May 28, 2009

OFFICERS

Corporate

Howard Solomon
Chairman & Chief Executive Officer

Lawrence S. Olanoff, M.D., Ph.D.
President & Chief Operating Officer

Raymond Stafford
Executive Vice President
Global Marketing &
Chief Executive Officer
Forest Laboratories Europe

Elaine Hochberg
Senior Vice President Marketing &
Chief Commercial Officer

Francis I. Perier, Jr.
Senior Vice President
Finance & Chief Financial Officer

Ralph Kleinman
Vice President
Corporate Tax & Treasury

Bernard J. McGovern
Vice President
Human Resources

William J. Meury
Vice President
Marketing

Frank Murdolo
Vice President
Investor Relations

Richard S. Overton
Vice President
Operations & Facilities

David F. Solomon
Vice President
Business Development &
Strategic Planning

Marco Taglietti, M.D.
Vice President
Research & Development &
President
Forest Research Institute

Kevin Walsh
Vice President
Information Systems &
Manufacturing Operations

Rita Weinberger
Vice President
Controller

Herschel S. Weinstein
Vice President
General Counsel

William J. Candee III
Secretary

Subsidiary/Division

Dirk A. Thye, M.D.
President
Cerexa

Michael F. Baker
Executive Vice President
Trade Sales & Development
Forest Pharmaceuticals

Robert Jackson
Executive Vice President
Project Management &
Operations
Forest Research Institute

Gerard J. Azzari
Senior Vice President
Sales
Forest Pharmaceuticals

C. Douglas Glidewell
Senior Vice President
Finance
Forest Pharmaceuticals

Paul C. Grint, M.D.
Senior Vice President
Early Development & Internal Medicine
Forest Research Institute

Terrill J. Howell
Senior Vice President
Operations
Forest Pharmaceuticals

Jerome Lynch
Senior Vice President
Sales
Forest Pharmaceuticals

Nancy Barnett
Vice President
Marketing Services
Forest Pharmaceuticals

June Bray
Vice President
Regulatory Affairs
Forest Research Institute

Ian A. Critchley, Ph.D.
Vice President
Clinical Microbiology
Cerexa

Mark A. Devlin
Vice President
Managed Markets,
Government & Policy
Forest Pharmaceuticals

Monica H. Fencik
Vice President
Scientific Assessments
Forest Research Institute

H. David Friedland, M.D.
Vice President
Clinical Sciences
Cerexa

Edward Gill
Vice President
Drug Safety & Surveillance
Forest Research Institute

Stephen Graham
Vice President
Informatics Business Operations
Forest Pharmaceuticals

Teri Kalish
Vice President
Marketing
Forest Pharmaceuticals

Raymond Kozikowski
Vice President
Sales & Marketing Informatics
Forest Pharmaceuticals

Jonathan D. Lee
Vice President
Clinical Operations
Cerexa

Donald W. MacDonald
Vice President
Contracting, Reimbursement
& Analysis
Forest Pharmaceuticals

Shashank Mahashabde, Ph.D.
Vice President
Developmental Pharmaceuticals &
Clinical Packaging
Forest Research Institute

Ramaswamy Murari
Vice President
Corporate Quality & Compliance
Forest Research Institute

Thomas Nee
Vice President
New Products
Forest Pharmaceuticals

Ulo Palm, M.D., Ph.D.
Vice President
Clinical Operations &
Planning
Forest Research Institute

Charles S. Ryan, Ph.D.
Vice President
Chief Intellectual Property Counsel
Forest Research Institute

Carol Ann Satler
Vice President
Clinical Development, Cardiovascular &
Respiratory Medicine
Forest Research Institute

Kimberley Thacker, M.D.
Vice President
Medical Affairs & Health Outcomes
Forest Research Institute

Srinivas Vangala
Vice President
Research Informatics
Forest Research Institute

Directors

Nesli Basgoz, M.D.
Associate Chief for Clinical Affairs
Massachusetts General Hospital

William J. Candee III
Attorney in Private Practice

George S. Cohan
President
The Cohan Company
(Consultants)

Dan L. Goldwasser
Shareholder
Vedder Price, P.C.
(Attorneys at Law)

Kenneth E. Goodman
Private Investor

Lawrence S. Olanoff, M.D., Ph.D.

Lester B. Salans, M.D.
Clinical Professor,
Mount Sinai Hospital &
Industry Consultant

Howard Solomon

Independent Registered Public Accountants

BDO Seidman, LLP
New York, New York

Transfer Agent

Address stockholder inquiries to:
BNYMellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310 - 2053
Telephone: 1.800.313.9450

STOCK MARKET INFORMATION

Form 10-K

The Company's annual report on Form 10-K to the Securities and Exchange Commission for fiscal 2009 is available to stockholders upon written request to: Corporate Secretary, Forest Laboratories, Inc., 909 Third Avenue, New York, New York 10022-4731.

NYSE Certification

The most recent certifications by our Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K for the year ended March 31, 2009. We have also filed with the New York Stock Exchange the Annual CEO Certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual for the fiscal year ended March 31, 2008.

Annual Meeting

The fiscal 2009 annual meeting of stockholders of Forest Laboratories, Inc. will be held in New York City at 277 Park Avenue, 17th floor, on Monday, August 10, 2009 at 10:00 a.m.

Stock Market Data

The common stock of Forest Laboratories, Inc. is traded on the New York Stock Exchange, trading symbol: FRX. The table below shows, for the eight fiscal quarters indicated, the high and low sales price of the Company's stock as reported by the New York Stock Exchange.

Quarterly Stock Market Prices

	High	Low
April - June 2007	56.65	44.51
July - September 2007	47.53	35.01
October - December 2007	41.00	34.89
January - March 2008	42.76	35.10
April - June 2008	41.27	31.75
July - September 2008	39.02	26.17
October - December 2008	28.33	19.23
January - March 2009	27.15	18.37

As of May 28, 2009 there were 1,263 stockholders of record of the Company's common stock.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Forest Laboratories, Inc., The S&P 500 Index
And The S&P Pharmaceuticals Index

The following graph compares the cumulative 5-year total return to shareholders on Forest Laboratories, Inc.'s common stock relative to the cumulative total returns of the S&P 500 index and the S&P Pharmaceuticals index. The graph assumes that the value of the investment in the company's common stock and in each of the indexes (including reinvestment of dividends) was $100 on 3/31/2004 and tracks it through 3/31/2009.


$160
$140
$120
$100
$80
$60
$40
$20
$0
3/04
3/05
3/06
3/07
3/08
3/09
Forest Laboratories, Inc.
S&P 500
S&P Pharmaceuticals

*$100 invested on 3/31/04 in stock or index, including reinvestment of dividends. Fiscal year ending March 31.

Forest Laboratories, Inc.

909 Third Avenue, New York, NY 10022-4731
www.frx.com